Filed pursuant to Rule 424(b)(3)
File No. 333-137322

Prospectus Supplement No. 4

to Prospectus Dated September 28, 2006

THE WESTERN UNION COMPANY

The Western Union Company 2006 Long-Term Incentive Plan

Shares of Common Stock, Par Value $0.01 Per Share

This prospectus supplement supplements information contained in the prospectus dated September 28, 2006 relating to the offer and sale of shares of our common stock issuable in connection with Western Union stock options issued in connection with our spin-off from First Data Corporation and effective as of September 29, 2006, the distribution date for the spin-off, to current and former employees and directors of certain subsidiaries of First Data Corporation who held First Data Corporation stock options at that time and who did not become Western Union employees at the time of the spin-off. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and prior prospectus supplements. This prospectus supplement is qualified by reference to the prospectus and the prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any prior prospectus supplement.

This prospectus supplement includes our attached Quarterly Report on Form 10-Q dated August 7, 2007.

In reviewing this prospectus supplement and the prospectus, you should carefully consider the risks under “Risk Factors” beginning on page 10 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 8, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-32903

THE WESTERN UNION COMPANY

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	20-4531180
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

12500 EAST BELFORD AVENUE ENGLEWOOD, CO	80112
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (866) 405-5012

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer  ☐    Accelerated filer  ☐    Non-Accelerated filer  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of July 31, 2007, 772,658,429 shares of our common stock were outstanding.

THE WESTERN UNION COMPANY

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

THE WESTERN UNION COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues:
Transaction fees	$981.4	$921.7	$1,911.5	$1,791.6
Foreign exchange revenue	185.8	165.1	352.4	309.6
Commission and other revenues	35.7	26.8	70.0	55.4

Total revenues	1,202.9	1,113.6	2,333.9	2,156.6

Expenses:
Cost of services	687.9	595.6	1,333.5	1,153.4
Selling, general and administrative	192.3	191.6	373.1	364.1

Total expenses*	880.2	787.2	1,706.6	1,517.5

Operating income	322.7	326.4	627.3	639.1
Interest expense	(46.8)	(0.3)	(94.8)	(0.7)
Interest income	19.1	7.2	38.6	12.7
Interest income from First Data, net	—	12.0	—	23.5
Derivative gains/(losses), net	1.4	(21.6)	3.1	(27.2)
Foreign exchange effect on notes receivable from First Data, net	—	(3.3)	—	(4.1)
Other income, net	1.8	3.4	6.1	5.4

Total other (expense)/income, net	(24.5)	(2.6)	(47.0)	9.6

Income before income taxes	298.2	323.8	580.3	648.7
Provision for income taxes	93.7	104.9	182.6	210.0

Net income	$204.5	$218.9	$397.7	$438.7

Earnings per share:
Basic	$0.27	$0.29	$0.52	$0.57
Diluted	$0.26	$0.29	$0.51	$0.57
Weighted-average shares outstanding:
Basic	764.8	763.9	766.5	763.9
Diluted	779.0	763.9	781.1	763.9

*	As further described in Note 4, total expenses include amounts paid to related parties of $61.7 million and $101.5 million for the three months ended June 30, 2007 and 2006, respectively, and $115.7 million and $196.5 million for the six months ended June 30, 2007 and 2006, respectively.

See Notes to Condensed Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in millions, except per share amounts)

	June 30, 2007	December 31, 2006
Assets
Cash and cash equivalents	$1,487.8	$1,421.7
Settlement assets	1,250.3	1,284.2
Property and equipment, net of accumulated depreciation of $231.3 and $213.1, respectively	192.9	176.1
Goodwill	1,647.2	1,648.0
Other intangible assets, net of accumulated amortization of $236.6 and $211.4, respectively	283.2	287.7
Other assets	466.3	503.4

Total assets	$5,327.7	$5,321.1

Liabilities and Stockholders’ (Deficiency)
Liabilities:
Accounts payable and accrued liabilities	$543.8	$554.8
Settlement obligations	1,249.0	1,282.5
Pension obligations	52.8	52.9
Deferred tax liability, net	263.8	274.8
Borrowings	3,155.8	3,323.5
Other liabilities	148.5	147.4

Total liabilities	5,413.7	5,635.9

Commitments and contingencies (Note 5)

Stockholders’ (Deficiency):
Preferred stock, $1.00 par value; 10 shares authorized; no shares issued	—	—
Common stock, $0.01 par value; 2,000 shares authorized; 772.7 shares and 772.0 shares issued, respectively	7.7	7.7
Capital deficiency	(410.2)	(437.1)
Retained earnings	570.7	208.0
Accumulated other comprehensive loss	(67.6)	(73.5)
Less treasury stock at cost, 8.6 shares and 0.9 shares, respectively	(186.6)	(19.9)

Total Stockholders’ (Deficiency)	(86.0)	(314.8)

Total Liabilities and Stockholders’ (Deficiency)	$5,327.7	$5,321.1

See Notes to Condensed Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in millions)

	Six Months Ended June 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$397.7	$438.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22.7	16.2
Amortization	38.6	32.9
Deferred income tax provision	5.1	21.5
Realized gain on derivative instruments	—	(7.9)
Other non-cash items, net	28.2	18.9
Increase (decrease) in cash, excluding the effects of acquisitions and dispositions, resulting from changes in:
Other assets	24.6	(39.4)
Accounts payable and accrued liabilities	(17.8)	(10.4)
Other liabilities	(12.0)	11.4

Net cash provided by operating activities	487.1	481.9

CASH FLOWS FROM INVESTING ACTIVITIES
Capitalization of contract costs	(9.7)	(79.9)
Capitalization of purchased and developed software	(15.2)	(2.0)
Purchases of property and equipment	(43.8)	(32.5)
Notes receivable issued to agents	(5.6)	(140.0)
Repayments of notes receivable issued to agents	10.9	—
Cash received on maturity of foreign currency forwards	—	7.9

Net cash used in investing activities	(63.4)	(246.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayments of commercial paper	(164.6)	—
Repayments of net borrowings under credit facilities	(3.0)	—
Proceeds from exercise of options	90.5	—
Purchase of treasury shares	(280.5)	—
Advances from affiliates of First Data	—	17.7
Repayments of notes payable to First Data	—	(100.0)
Additions to notes receivable from First Data	—	(7.5)

Net cash used in financing activities	(357.6)	(89.8)

Net change in cash and cash equivalents	66.1	145.6
Cash and cash equivalents at beginning of period	1,421.7	510.2

Cash and cash equivalents at end of period	$1,487.8	$655.8

Supplemental cash flow and non-cash activities information:
Interest paid (prior to the September 29, 2006 spin-off, amounts were paid primarily to First Data)	$93.2	$1.4
Income taxes paid (prior to the September 29, 2006 spin-off, amounts were paid primarily to First Data)	$200.5	$148.8

See Notes to Condensed Consolidated Financial Statements.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Business and Basis of Presentation

The Western Union Company (“Western Union” or the “Company”) is a leader in global money transfer, providing people with fast, reliable and convenient ways to send money around the world, pay bills and purchase money orders. The Western Union® brand is globally recognized. The Company’s services are available through a network of agent locations in more than 200 countries and territories. Each location in the Company’s agent network is capable of providing one or more of the Company’s services.

The Western Union business consists of the following segments:

•

Consumer-to-consumer—provides money transfer services between consumers, primarily through a global network of third-party agents using the Company’s multi-currency, real-time money transfer processing systems. This service is available for both international transfers—that is, the transfer of funds from one country to another and intra-country transfers—that is, money transfers from one location to another in the same country.

•

Consumer-to-business—processes payments from consumers to businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government agencies, which we refer to as “billers,” through Western Union’s network of third-party agents and various electronic channels. While the Company continues to pursue international expansion of its offerings in select markets, as demonstrated by the December 2006 acquisition of Servicio Electrónico de Pago S.A. and related entities (“SEPSA” or “Pago FácilSM ,” see Note 3), most of the segment’s revenue for the six months ended June 30, 2007 was generated in the United States.

All businesses that have not been classified into the consumer-to-consumer or consumer-to-business segments are reported as “Other” and include the Company’s money order and prepaid services businesses. The Company’s money order business sells Western Union branded money orders issued by Integrated Payment Systems Inc. (“IPS”), a subsidiary of First Data Corporation (“First Data”), to consumers at non-bank retail locations primarily in the United States and Canada. Western Union also markets a Western Union branded prepaid card, and provides top-up services for third parties that allow consumers to pay in advance for mobile phone and other services. Also included in “Other” are certain expenses incurred by Western Union to effect its spin-off from First Data, as described below.

The primary entities providing the services described above are Western Union Financial Services, Inc. and its subsidiaries (“WUFSI”), Vigo Remittance Corp. (“Vigo”), Orlandi Valuta, E Commerce Group, Paymap, Inc. and SEPSA. There are additional legal entities included in the condensed consolidated financial statements of The Western Union Company, including First Financial Management Corporation (“FFMC”), WUFSI’s immediate parent company.

Various aspects of the Company’s services and businesses are subject to United States federal, state and local regulation, as well as regulation by foreign jurisdictions, including certain banking and other financial services regulations. In addition, there are legal or regulatory limitations on transferring certain assets of the Company outside of the countries where these assets are located, or which constitute undistributed earnings of affiliates of the Company accounted for under the equity method of accounting. However, there are generally no limitations on the use of these assets within those countries. As of June 30, 2007, the amount of assets subject to these limitations totaled approximately $184 million.

Spin-off from First Data

On January 26, 2006, the First Data Board of Directors announced its intention to pursue the distribution of 100% of its money transfer and consumer payments businesses and its interest in a Western Union money transfer agent, as well as related assets, including real estate, through a tax-free distribution to First Data shareholders (the “Separation” or “Spin-off”). Effective on September 29, 2006, First Data completed the separation and the distribution of these businesses by distributing The Western Union Company common stock to First Data shareholders (the “Distribution”). Prior to the Distribution, the Company had been a segment of First Data.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Basis of Presentation

The accompanying condensed consolidated interim financial statements are unaudited and are prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. In compliance with those instructions, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) have been condensed or omitted.

The unaudited condensed consolidated financial statements in this quarterly report for periods ending on or after the Distribution are presented on a consolidated basis and include the accounts of the Company and its majority-owned subsidiaries. The financial statements for the periods presented prior to the Distribution are presented on a combined basis and represent those entities that were ultimately transferred to the Company in connection with the Spin-off. The assets and liabilities presented have been reflected on a historical basis, as prior to the Distribution such assets and liabilities presented were 100% owned by First Data. The Historical Condensed Consolidated Statements of Income include expense allocations for certain corporate functions historically provided to Western Union by First Data, including treasury, tax, accounting and reporting, mergers and acquisitions, risk management, legal, internal audit, procurement, human resources, investor relations and information technology. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on the relative percentages, as compared to First Data’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated. However, the financial statements for the periods presented prior to the Distribution do not include all of the actual expenses that would have been incurred had Western Union been a stand-alone entity during the periods presented and do not reflect Western Union’s combined results of operations, financial position and cash flows had Western Union been a stand-alone company during the periods presented. Results of operations and cash flows for the interim periods are not necessarily indicative of the results that may be expected for the entire year or any other future period as a result of the presentation described above and in part due to seasonality of certain business units.

All significant intercompany transactions and accounts have been eliminated.

In the opinion of management, these condensed consolidated financial statements include all the normal recurring adjustments necessary to fairly present the Company’s condensed consolidated results of operations, financial position and cash flows as of June 30, 2007 and for all periods presented. These condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements within the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

The accompanying Condensed Consolidated Balance Sheets are unclassified, consistent with industry practice and due to the short-term nature of Western Union’s settlement obligations, contrasted with its ability to invest cash awaiting settlement in long-term investment securities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Stock-Based Compensation

Prior to the Spin-off, employees of Western Union participated in First Data’s stock-based compensation plans. The Company currently has a stock-based compensation plan that grants Western Union stock options, restricted stock awards and restricted stock units to employees and other key individuals who perform services for the Company. In addition, the Company has a stock-based compensation plan that provides for grants of Western Union stock options and stock unit awards to non-employee directors of the Company.

Effective January 1, 2006, the Company began accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS No. 123R”) (see Note 12). SFAS No. 123R requires all stock-based compensation to employees be measured at fair value and expensed over the requisite service period and also requires an estimate of forfeitures when calculating compensation expense. The Company recognizes compensation expense on awards on a straight-line basis over the requisite service period for the entire award.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. The Company reclassified interest income and interest expense related to third parties from “Other income, net” to “Interest income” and “Interest expense” to disclose them separately on the face of the Condensed Consolidated Statements of Income. This reclassification had no impact on the consolidated financial position, results of operations or cash provided from operations as previously reported.

New Accounting Pronouncements

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007 (see Note 11).

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact of the adoption of SFAS No. 157 on its consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of SFAS No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). The remaining provisions that will be adopted under SFAS No. 158 require a plan’s funded status to be measured as of the date of the employer’s fiscal year end. The Company will change its measurement date from September 30 to December 31 no later than 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the adoption of SFAS No. 159 on its financial position and results of operations.

2. Earnings Per Share

The calculation of basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Prior to September 29, 2006, all outstanding shares of Western Union were owned by First Data. Accordingly, for all periods prior to the completion of the Distribution on September 29, 2006, basic and diluted earnings per share are computed using Western Union’s shares outstanding as of that date. Unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share subsequent to September 29, 2006 reflects the potential dilution that could occur if outstanding stock options at the presented date are exercised and shares of restricted stock have vested and shares have been transferred in settlement of stock unit awards.

As of June 30, 2007, there were 10.2 million outstanding options to purchase shares of Western Union stock excluded from the diluted earnings per share calculation under the treasury stock method as their effect is anti-dilutive. The treasury stock method assumes proceeds from the exercise price of stock options, the unamortized compensation expense and assumed tax benefits are available to reduce the dilutive effect upon exercise. Of the 67.4 million outstanding options to purchase shares of common stock of the Company, over 60% are held by employees of First Data.

The following table provides the calculation of diluted weighted-average shares outstanding, and only considers the potential dilution for stock options, restricted stock awards and restricted stock units for the period subsequent to the Spin-off date of September 29, 2006 (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Basic weighted-average shares	764.8	763.9	766.5	763.9
Common stock equivalents existing after the Spin-off	14.2	—	14.6	—

Diluted weighted-average shares outstanding	779.0	763.9	781.1	763.9

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

3. Acquisitions and Disposals

In December 2006, the Company acquired SEPSA, which operates under the brand name Pago FácilSM, for a total purchase price of $69.8 million, less cash acquired of $3.0 million. Pago Fácil provides consumer-to-business payments and prepaid services in Argentina. Previously, the Company held a 25% interest in Pago Fácil, which was treated as an equity method investment. As a result of acquiring the additional 75% ownership, the Company’s entire investment in and results of operations of Pago Fácil have been included in the condensed consolidated financial statements since the acquisition date. The preliminary purchase price allocation resulted in $22.5 million of identifiable intangible assets, a significant portion of which were attributable to the Pago Fácil service mark, and acquired agent and biller relationships. The identifiable intangible assets were calculated based on the additional 75% ownership interest acquired, and are being amortized over two to 25 years. After adjusting the additional acquired net assets to fair value, goodwill of $49.0 million was recorded, substantially all of which amount is eligible for amortization for tax purposes across various jurisdictions. The purchase price allocation is preliminary and subject to change after the valuation of identifiable assets and certain other assets and liabilities is finalized.

4. Related Party Transactions

Related Party Transactions with First Data

The Condensed Consolidated Statements of Income prior to the Spin-off include expense allocations for certain corporate functions historically provided to Western Union by First Data. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on relative percentages, as compared to First Data’s other businesses, of headcount or other appropriate methods depending on the nature of each item or cost to be allocated.

Charges for functions historically provided to Western Union by First Data are primarily attributable to First Data’s performance of many shared services that the Company utilized prior to the Spin-off. Certain of these services continue to be provided through a transition services agreement as described below. In addition, prior to the Spin-off, the Company also participated in certain First Data insurance, benefit and incentive plans, and it received services directly related to the operations of its businesses such as call center services, credit card processing, printing and mailing. Services received after September 29, 2006 are discussed in the following paragraphs addressing the transition services and the commercial services agreements entered into with First Data. The Condensed Consolidated Statements of Income reflect charges from First Data and its affiliates for these services of $48.9 million and $97.1 million for the three and six months ended June 30, 2006, respectively. Included in this charge are amounts recognized for stock-based compensation expense, as well as net periodic benefit income associated with the Company’s pension plans.

The Company has entered into a transition services agreement with First Data pursuant to which First Data and Western Union are providing each other with a variety of services for a period of time following the Spin-off. Western Union and First Data have agreed to make each service available to the other on an as-needed basis for a period of time not to exceed one year following September 29, 2006, the date of the Spin-off. For the three and six months ended June 30, 2007, Western Union has been charged $2.8 million and $6.5 million, respectively, and has charged First Data $0.4 million and $0.8 million, respectively, under this agreement.

Western Union and First Data entered into a number of commercial services agreements in connection with the Spin-off whereby First Data is providing services to Western Union including producing and mailing cards and other material on behalf of Western Union, check printing services, check clearing and remittance processing services, lockbox and escheatment services, interactive voice response and maintenance support, transaction validation services, hosting and operating banking software in its data center, access to a risk management application, software development services and payroll card services. These agreements have terms ranging from one to six years. For the three and six months ended June 30, 2007, Western Union has been charged $14.9 million and $30.8 million, respectively, relating to these agreements.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Included in “Interest income from First Data, net” in the Condensed Consolidated Statements of Income for the three and six months ended June 30, 2006 was interest income of $12.8 million and $24.6 million, respectively, earned on notes receivable from First Data subsidiaries and interest expense of $0.8 million and $1.1 million, respectively, incurred on notes payable to First Data which were settled in connection with the Spin-off. Certain of the notes receivable were euro denominated, and as such, the Company had related foreign currency swap agreements to mitigate the foreign exchange impact to the Company on such notes. Included in “Foreign exchange effect on notes receivable from First Data, net” in the Condensed Consolidated Statements of Income during the three and six months ended June 30, 2006 are foreign exchange losses of $3.3 million and $4.1 million, respectively, from the revaluation of these euro denominated notes receivable and related foreign currency swap agreements.

The Company recognized commission revenues from IPS in connection with its money order business of $8.2 million and $7.7 million during the three months ended June 30, 2007 and 2006, respectively, and $16.1 million and $15.3 million during the six months ended June 30, 2007 and 2006, respectively.

First Data and Western Union entered into agreements beginning on September 29, 2006, the date of the Spin-off, with respect to subleasing certain properties to each other. All subleases, the majority of which are subject to renewal within the two years following the Spin-off date, are priced at levels reflecting either market rates or the pro-rata share of square footage utilized. As of June 30, 2007, First Data has subleased property to Western Union in various states and countries including Georgia, Japan, New Zealand and Ireland and Western Union has subleased property to First Data in California, Colorado, Georgia, Texas, Japan and South Africa. For the three and six months ended June 30, 2007, Western Union incurred rent expense of $0.3 million and $0.5 million, respectively, and has recognized sublease income from First Data of $0.4 million and $0.8 million, respectively, in connection with subleases entered into with First Data.

Other Related Party Transactions

The Company has ownership interests in certain of its agents, all of which are accounted for under the equity method of accounting. The Company pays these agents, as it does its other agents, commissions for money transfer and other services provided on the Company’s behalf. Commissions paid to these agents for the three months ended June 30, 2007 and 2006 totaled $61.7 million and $52.6 million, respectively, and $115.7 million and $99.4 million for the six months ended June 30, 2007 and 2006, respectively.

5. Commitments and Contingencies

In the normal course of business, Western Union is subject to claims and litigation. Management of Western Union believes such matters involving a reasonably possible chance of loss will not, individually or in the aggregate, result in a materially adverse effect on Western Union’s financial position, results of operations or cash flows. Western Union accrues for loss contingencies as they become probable and estimable.

On August 21, 2006, the Interregional Inspectorate No. 50 of the Federal Tax Service of the Russian Federation for the City of Moscow (“Tax Inspectorate”) issued a tax audit report to OOO Western Union MT East (“MT East”), an indirect wholly-owned subsidiary of the Company, asserting claims for the underpayment of Russian Value Added Taxes (“VAT”) related to the money transfer activities of MT East in Russia during 2003 and 2004. On October 24, 2006, the Tax Inspectorate issued its final decision for tax assessment and tax demand notices to MT East for approximately $20 million, including a 20% penalty and applicable interest to date, which assessment MT East challenged in the applicable Russian court. The court ruled in favor of MT East, holding that the services provided in Russia by MT East qualify as banking services which are not subject to VAT, and the Tax Inspectorate appealed this ruling. In April 2007, the appeals court issued a ruling dismissing the Tax Inspectorate’s appeal, leaving the lower court’s ruling in favor of MT East unchanged. The Tax Inspectorate has since filed a further appeal. As of June 30, 2007, the Company has not accrued any potential loss or associated penalties and interest based on the Company’s belief that such services qualify as banking services and are not subject to tax.

Western Union is subject to unclaimed or abandoned property (escheat) laws in the United States and abroad. These laws require the Company to remit to certain government authorities the property of others held by the Company that has been unclaimed for a specified period of time, such as unpaid money transfers. The Company holds property subject to escheat laws and the Company has an ongoing program to comply with the laws. The Company is subject to audits with regard to its escheatment practices.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In 2002, Affiliated Computer Services (“ACS”) notified First Data of its intent to audit First Data’s escheatment practices (and those of all its subsidiaries) on behalf of 19 states (the “ACS States”). The ACS States have subsequently increased to 43 states. However, the ACS States have agreed to allow First Data and its subsidiaries to conduct an internal examination of their escheatment practices utilizing third-party experts. First Data has independently entered into Voluntary Disclosure Agreements with four other states (the “VDA States”). Like the ACS States, the VDA States agreed to allow First Data and its subsidiaries to conduct their own internal review in place of an audit by the states.

First Data completed the majority of its internal review in December 2005. As a result of that review, and in addition to amounts already recorded, the Company recognized an $8.2 million pretax charge, reflected in “Cost of Services” in the Consolidated Statements of Income, in the fourth quarter of 2005 for domestic and international escheatment liabilities (portions of this charge are not scheduled to be remitted until periods beyond 2007). Western Union and First Data have agreed that First Data will continue discussions with the ACS States and VDA States on behalf of Western Union and is authorized to settle the escheat liabilities within specified parameters. First Data, on behalf of Western Union, has entered into settlement agreements with a substantial majority of the ACS and VDA States and is in final discussions with the remaining jurisdictions. As of June 30, 2007, settlements have been consistent with the amounts previously recorded.

Pursuant to a separation and distribution agreement with First Data in connection with the Spin-off (see Note 1), First Data and the Company are each liable for, and agreed to perform, all liabilities with respect to their respective businesses. In addition, the separation and distribution agreement also provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Company’s business with the Company and financial responsibility for the obligations and liabilities of First Data’s retained businesses with First Data. The Company also entered into a tax allocation agreement that sets forth the rights and obligations of First Data and the Company with respect to taxes imposed on their respective businesses both prior to and after the Spin-off as well as potential tax obligations for which the Company may be liable in conjunction with the Spin-off.

6. Settlement Assets and Settlement Obligations

Settlement assets represent funds received or to be received from agents for unsettled money transfers and consumer payments. Western Union records corresponding settlement obligations relating to amounts payable under money transfer and payment service arrangements. The difference in the aggregate amount of settlement assets and obligations is due to cumulative unrealized net investment gains and losses.

Settlement assets and obligations are comprised of the following (in millions):

	As of June 30, 2007	As of December 31, 2006
Settlement assets:
Cash and cash equivalents	$347.3	$348.8
Receivables from selling agents, net	748.1	781.2
Investment securities	154.9	154.2

	$1,250.3	$1,284.2

Settlement obligations:
Money transfer and payment services payables	$775.4	$714.5
Payables to agents	473.6	568.0

	$1,249.0	$1,282.5

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

7. Comprehensive Income

The components of comprehensive income, net of tax, are as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net income	$204.5	$218.9	$397.7	$438.7
Unrealized loss on investment securities	(0.4)	(0.7)	(0.4)	(0.8)
Unrealized (loss)/gain on hedging activities	(0.8)	—	5.3	—
Minimum pension liability	0.1	—	0.1	—
Foreign currency translation adjustment	1.6	3.8	0.9	3.8

Total comprehensive income	$205.0	$222.0	$403.6	$441.7

8. Employee Benefit Plans

Defined Benefit Plans

FFMC’s acquisition of WUFSI in November 1994 included the assumption of $304.0 million of underfunded pension obligations related to two frozen defined benefit pension plans. Benefit accruals under these plans were frozen in 1988. No contributions were made by First Data or Western Union in 2006 or during the six months ended June 30, 2007. As part of the Distribution, Western Union is responsible for any remaining underfunded pension obligations. Western Union does not anticipate contributing to the plans during the remainder of 2007. A September 30 measurement date is used for the Company’s plans. However, pursuant to the provisions of SFAS No. 158, the Company will change its measurement date from September 30 to December 31 no later than 2008.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, which requires the Company to recognize the funded status of its pension plans in its Consolidated Balance Sheets as of December 31, 2006 with a corresponding adjustment to “Accumulated other comprehensive loss,” net of tax. Due to the frozen status of the Company’s pension plans, the Company’s funded status of its pension plans was already reflected in its Consolidated Balance Sheets, and therefore, no such adjustment was required to “Pension obligations,” “Deferred tax liability, net” or “Accumulated other comprehensive loss” on adoption of SFAS No. 158.

The following table provides the components of net periodic benefit income for the defined benefit pension plans (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Interest costs	$(6.2)	$(6.2)	$(12.3)	$(12.4)
Expected return on plan assets	7.1	7.5	14.2	15.0
Amortization of unrecognized actuarial loss	(0.9)	(1.0)	(1.8)	(2.1)

Net periodic benefit income	$—	$0.3	$0.1	$0.5

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

9. Derivative Financial Instruments

Foreign Currency Risk

The Company is exposed to risks of fluctuations in foreign currency exchange rates, primarily the euro, British pound and Canadian dollar, related to forecasted revenues and also on settlement assets and obligations. The Company’s policy is to minimize its exposure related to adverse changes in foreign currency exchange rates while prohibiting speculative or market-making activities. In February 2007, the Company revised certain guidelines related to its longer-term foreign currency forward contracts, which it designates as hedges, to allow the Company to use contracts with maturities of up to 36 months at inception to mitigate some of the risk related to forecasted revenues, with a targeted weighted-average maturity of approximately one year at any point in time. Prior to the Company revising its guidelines with respect to such longer-term foreign currency forward contracts, maturities at inception were generally one year or less.

The Company does not believe its derivative financial instruments designated as hedges exposes it to more than a nominal amount of credit risk as the counterparties are established, well-capitalized financial institutions with credit ratings of “A” or better from major rating agencies. The credit risk inherent in these agreements represents the possibility that a loss may occur from the nonperformance of a counterparty to the agreements. The Company performs a review of the credit risk of these counterparties at the inception of the hedge, on a quarterly basis and as circumstances warrant. The Company also monitors the concentration of its contracts with any individual counterparty. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. The Company’s exposures are in liquid currencies, so there is minimal risk that appropriate derivatives to maintain the hedging program would not be available in the future.

The details of each designated hedging relationship are formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness, if any, will be measured. The derivative must be highly effective in offsetting the changes in cash flows, and effectiveness is continually evaluated on a retrospective and prospective basis. The Company assesses the effectiveness of its foreign currency forward contracts, used to mitigate some of the risks related to forecasted revenues, based on changes in the spot rate of the affected currencies during the period of designation. Accordingly, all changes in the fair value of the hedges not considered effective are recognized immediately in “Derivative gains/(losses), net” within the Company’s Condensed Consolidated Statements of Income. Changes in the fair value due to the interest rate differential between the two currencies, and all changes in the fair value during periods in which the instrument was not designated as a hedge, were excluded from the measurement of effectiveness and resulted in a $1.4 million and $3.1 million gain during the three and six months ended June 30, 2007, respectively. For all periods prior to September 29, 2006, the Company had no foreign currency derivatives that qualified as hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (“SFAS No. 133”). As such, changes in the fair value of the Company’s foreign currency forward contracts prior to September 29, 2006, not utilized to offset foreign exchange rate fluctuations on settlement assets and settlement obligations, were reflected in “Derivative gains/(losses), net.”

Short-term foreign currency forward contracts, generally with maturities of less than two weeks, are utilized to offset foreign exchange rate fluctuations on settlement assets and settlement obligations between transaction initiation and settlement. As such, changes in their fair value are included in operating expenses consistent with foreign exchange rate fluctuations on the related settlement assets and obligations.

The aggregate United States dollar equivalent notional amount of foreign currency forward contracts held by the Company with external third parties as of the balance sheet dates are as follows (in millions):

	June 30, 2007	December 31, 2006
Contracts not designated as hedges:
Euro	$278.3	$249.5
British pound	45.9	43.5
Other	9.6	51.1
Contracts designated as hedges:
Euro	533.6	333.9
British pound	108.0	73.2
Canadian dollar	28.7	—

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of June 30, 2007 and December 31, 2006, the carrying values and fair values of the Company’s foreign currency forward contracts with external third parties were net liabilities of $15.2 million and $12.2 million, respectively.

Interest Rate Risk

In October 2006, the Company executed forward starting interest rate swaps with a combined notional amount of $875.0 million to fix the interest rate in connection with an anticipated issuance of fixed rate debt securities expected to be issued between October 2006 and May 2007. The Company designated these derivatives as cash flow hedges of the variability in the cash outflows of interest payments on the first $875.0 million of the forecasted debt issuance due to changes in the benchmark interest rate. The swaps were expected to be highly effective in hedging the interest payments associated with the forecasted debt issuance as the terms of the hedges, including the life and notional amount, mirrored the probable issuance dates of the forecasted debt issuances, and statistical analyses of historical relationships indicated a high correlation between spot and forward swap rates for all possible issuance dates within the expected range of issuance dates.

In November 2006, the Company terminated these swaps in conjunction with the issuance of fixed rate notes due 2011 and 2036, by paying cash of approximately $18.6 million to the counterparties. The difference in the actual issuance date and the probable issuance date as stated in the Company’s hedge designation documentation resulted in ineffectiveness of $0.6 million, which was immediately recognized in “Derivative gains/(losses), net” in the Company’s Consolidated Statements of Income. No amounts were excluded from the measurement of effectiveness. The remaining $18.0 million loss was included in “Accumulated other comprehensive loss” and is being reclassified to “Interest expense” over the life of the related notes.

In June 2007, the Company entered into an interest rate swap with a notional amount of $75.0 million to effectively change the characteristic of its interest rate payments on a portion of its Notes due 2011 from fixed-rate payments to short-term LIBOR-based variable rate payments in order to manage the mix of fixed and floating rates in the Company’s debt portfolio. The interest rate swap has a termination date of November 17, 2011, matching the maturity date of the hedged instrument. Additionally, the payment dates and coupon terms of the fixed portion of the swap exactly match those of the notes being hedged, and the rate on the floating portion of the swap resets every three months. Accordingly, the Company designated this derivative as a fair value hedge utilizing the short-cut method in SFAS No. 133, which permits an assumption of no ineffectiveness if these and other criteria are met. The carrying value and fair value of the hedge was a net liability of $0.2 million as of June 30, 2007. The offset to the change in fair value of the interest rate swap is reflected in the balance of the hedged instrument within the Company’s “Borrowings” in the Condensed Consolidated Balance Sheet and interest expense has been adjusted to include the effects of the accrued payments to be made and received under the swap.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table summarizes activity in “Accumulated other comprehensive loss” related to all derivatives designated as cash flow hedges (in millions):

Balance included in “Accumulated other comprehensive loss” at January 1, 2007	$(29.3)
Reclassification into earnings from “Accumulated other comprehensive loss”:
Revenue	8.1
Interest expense	0.8

Total reclassifications	8.9
Changes in fair value of derivatives, net of tax	(3.6)

Balance included in “Accumulated other comprehensive loss” at June 30, 2007	$(24.0)

There were no amounts in “Accumulated other comprehensive loss” relating to derivative financial instruments during the six months ended June 30, 2006, as the Company had no derivatives that qualified as hedges under SFAS No. 133.

10. Borrowings

The Company’s outstanding borrowings consisted of the following (in millions):

	June 30, 2007	December 31, 2006
Short-term:

Commercial paper, weighted-average interest rate of 5.5%	$159.9	$324.6
Notes payable due January 2007	—	3.0

Long-term:
Floating rate notes, due 2008, interest at three month LIBOR plus 0.15% (5.5% at June 30, 2007 and December 31, 2006, respectively)	500.0	500.0
5.400% notes, net of discount, due 2011 (a)	999.0	999.0
5.930% notes, net of discount, due 2016	999.7	999.7
6.200% notes, net of discount, due 2036	497.2	497.2

Total borrowings	$3,155.8	$3,323.5

(a)	During the second quarter 2007, the Company entered into a $75.0 million interest rate swap related to these notes. For further information regarding the interest rate swap, refer to Note 9, “Derivative Financial Instruments.”

Exclusive of discounts, maturities of borrowings as of June 30, 2007 are $160.0 million in 2007, $500.0 million in 2008, $1.0 billion in 2011 and $1.5 billion thereafter. There are no contractual maturities on borrowings during 2009 and 2010.

The Company’s obligations with respect to its outstanding borrowings as described above, rank equally.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

11. Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007. The cumulative effect of applying this interpretation resulted in a reduction of $0.6 million to the January 1, 2007 balance of retained earnings.

The Company has established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to its international operations, which were restructured in 2003. The Company’s tax reserves reflect what it believes to be reasonable assumptions as to the likely resolution of the issues involved if subject to judicial review. While the Company believes that its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve. Any difference, including any changes in facts and circumstances, from the Company’s position as recorded in its financial statements and the final resolution of a tax issue will be reflected in the Company’s income tax expense in the period during which the issue is resolved.

Unrecognized tax benefits represent the aggregate tax effect of differences between tax return positions and the amounts otherwise recognized in the Company’s financial statements. The total amount of unrecognized tax benefits as of January 1, 2007, after giving effect to FIN 48, was $166.0 million, excluding interest and penalties. A substantial portion of these unrecognized tax benefits related to the 2003 restructuring of the Company’s international operations whereby the Company has benefited by having its income from certain foreign-to-foreign money transfer transactions taxed at relatively low foreign tax rates compared to the Company’s combined federal and state tax rates in the United States. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $156.2 million as of January 1, 2007.

The Company recognizes interest and penalties with respect to unrecognized tax benefits in income tax expense and records the associated liability in “Accounts payable and accrued liabilities” in its Condensed Consolidated Balance Sheets. The total amount of accrued interest and penalties as of the date of adoption of FIN 48 was $12.3 million, after giving effect to the adjustment for the implementation of FIN 48.

The Company has identified no uncertain tax position for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months, except for recurring accruals on existing uncertain tax positions. The change in unrecognized tax benefits during the first two quarters is substantially attributable to such recurring accruals. As of June 30, 2007, the total amount of unrecognized tax benefits is a liability of $194.5 million, and the accrued liability for associated interest and penalties is $17.6 million. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $183.2 million as of June 30, 2007.

The Company and its subsidiaries file tax returns for the United States, for multiple states and localities and for various non-United States jurisdictions, and the Company has identified the United States and Ireland as its two major tax jurisdictions. With few exceptions, the Company is no longer subject to United States federal, state, local or non-United States income tax examinations for years before 2002. The Internal Revenue Service (“IRS”) is conducting audits of the United States federal consolidated income tax returns of First Data for the years 2002 through 2004, which returns include the taxable results of the Company and its subsidiaries. The Company currently contemplates that the IRS will complete its audit report for the 2002 year during 2007, and for the 2003 and 2004 years during 2008. The Irish income tax returns of certain Company subsidiaries for the years 2003 and forward are eligible to be examined by the Irish tax authorities, although no examinations have commenced.

At June 30, 2007, no provision had been made for United States federal and state income taxes on foreign earnings of approximately $972.9 million, which are expected to be reinvested outside the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to United States income taxes (subject to an adjustment for foreign tax credits), state income taxes and possible withholding taxes payable to various foreign countries.

Tax Allocation Agreement with First Data

Pursuant to a tax allocation agreement signed in connection with the Spin-off from First Data, the Company and First Data each are liable for taxes imposed on their respective businesses both prior to and after the Spin-off. If such taxes have not been appropriately apportioned between First Data and the Company, subsequent adjustments may occur as tax filings for such years are made with all applicable tax jurisdictions and such filings are finalized.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Also under the tax allocation agreement, with respect to taxes and other liabilities that could be imposed as a result of a final determination that is inconsistent with the anticipated tax consequences (as set forth in the private letter ruling) in connection with the Spin-off (and certain related transactions) if such transactions do not qualify for tax-free treatment under the Internal Revenue Code (“Restructuring Taxes”), the Company will be liable to First Data (i) for any such taxes or liabilities attributable solely to actions taken by or with respect to the Company, and (ii) for 50% of any such taxes or liabilities (A) that would not have been imposed but for the existence of both an action by the Company and an action by First Data or (B) where the Company and First Data each take actions that, standing alone, would have resulted in the imposition of such taxes or liabilities. The Company may be similarly liable if it breaches certain representations or covenants set forth in the tax allocation agreement. If the Company is required to indemnify First Data for taxes incurred as a result of the Spin-off being taxable to First Data, it likely would have a material adverse effect on the Company’s business, financial position and results of operations. First Data generally will be liable for all Restructuring Taxes, other than those described above.

12. Stock Compensation Plans

Conversion of First Data Awards

At the time of the Spin-off (see Note 1), First Data converted stock options, restricted stock awards and restricted stock units (collectively, “Stock-Based Awards”) on First Data stock held by Western Union and First Data employees. For Western Union employees, outstanding First Data Stock-Based Awards were converted to new Western Union Stock-Based Awards at a conversion ratio of 2.1955 Western Union Stock-Based Awards for every First Data Stock-Based Award held prior to the Spin-off. The conversion was based on the pre-distribution First Data closing price with due bills of $42.00 relative to the Western Union when-issued closing price of $19.13 on September 29, 2006. The new Western Union Stock-Based Awards maintained both the pre-conversion aggregate intrinsic value of each option and the ratio of the exercise price per share to the fair market value per share. For First Data employees, each First Data Stock-Based Award held prior to the Spin-off was converted into one replacement First Data Stock-Based Award and one Western Union Stock-Based Award, which maintained both the pre-conversion aggregate intrinsic value and the ratio of the exercise price per share to the fair market value per share.

Substantially all converted Stock-Based Awards are subject to the terms and conditions applicable to the original First Data Stock-Based Awards, including change of control provisions which require full vesting upon a change of control of First Data. Accordingly, upon the completion of Kohlberg Kravis Roberts & Co.’s proposed acquisition of First Data, which was recently approved by First Data’s shareholders, all unvested Western Union Stock-Based Awards (granted pursuant to the First Data’s stock based compensation plans) will vest. As of June 30, 2007, there was approximately $23 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested Stock-Based Awards held by Western Union employees that would become immediately recognized upon such a change in control of First Data.

Stock Option Activity

A summary of Western Union stock option activity relating to Western Union and First Data employees for the six months ended June 30, 2007 is as follows (options and aggregate intrinsic value in millions). All awards have been adjusted to reflect the conversion ratio as of the date of the Spin-off, as all stock options prior to the Spin-off were options in First Data stock. Of the 67.4 million outstanding options to purchase common shares of the Company, over 60% are held by First Data employees.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Six Months Ended June 30, 2007
	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1,	73.8	$17.84
Granted	0.4	21.85
Exercised	(5.7)	15.38
Cancelled / forfeited	(1.1)	20.01

Outstanding at June 30,	67.4	$18.04	6	$221.2

Western Union options exercisable at June 30,	52.8	$17.53	5	$206.8

The total intrinsic value of stock options exercised during the six months ended June 30, 2007 and 2006 were $39.7 million and $16.2 million, respectively.

Restricted Stock Awards and Restricted Stock Units

A summary of Western Union activity for restricted stock awards and units relating to Western Union and First Data employees for the six months ended June 30, 2007 is listed below (awards/units in millions). All restricted stock awards and units have been adjusted to reflect the conversion ratio as of the date of the Spin-off, as all restricted stock awards and units prior to the Spin-off were in First Data stock:

	Six Months Ended June 30, 2007
	Number Outstanding	Weighted-Average Grant-Date Fair Value
Non-vested at January 1,	3.0	$19.80
Granted	—	21.84
Vested	(0.5)	20.43
Forfeited	(0.1)	19.68

Non-vested at June 30,	2.4	$19.61

Stock-Based Compensation

The following table sets forth the total impact on earnings for stock-based compensation expense recognized in the Condensed Consolidated Statements of Income resulting from stock options, restricted stock awards, restricted stock units and employee stock purchase plan (“ESPP”) rights for Western Union employees for the three and six months ended June 30, 2007 and 2006 (in millions). Although Western Union has not adopted an employee stock purchase plan, the Company’s employees were allowed to participate in First Data’s ESPP prior to the Spin-off. A benefit to earnings is reflected as a positive and a reduction to earnings is reflected as a negative.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Income before income taxes	$(7.1)	$(6.0)	$(15.9)	$(12.1)
Income tax benefit from stock-based compensation expense	2.0	1.9	4.9	3.6

Net income	$(5.1)	(4.1)	$(11.0)	$(8.5)

Earnings per share:
Basic	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Included in stock-based compensation expense above for the three and six months ended June 30, 2006 is $3.0 million and $6.0 million, respectively, of allocated stock-based compensation related to employees of First Data who provided administrative services to the Company prior to the Spin-off.

The fair value of Western Union options granted subsequent to the Spin-off and First Data stock options and ESPP rights granted to Western Union employees prior to the Spin-off for the three and six months ended June 30, 2007 and 2006 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Stock options granted (post-spin grants):
Weighted average risk-free interest rate	4.61%	—	4.67%	—
Weighted average dividend yield	0.18%	—	0.18%	—
Volatility	24.49%	—	23.93%	—
Expected term (in years)	6.4	—	6.2	—
Weighted average fair value	$7	—	$7	—

Stock options granted (pre-spin grants):
Weighted average risk-free interest rate	—	5.0%	—	4.61%
Weighted average dividend yield	—	0.56%	—	0.58%
Volatility	—	22.2%	—	23.6%
Expected term (in years)	—	6.0	—	5.0
Weighted average fair value (pre-spin)	—	$14	—	$12

ESPP:
Weighted average risk-free interest rate	—	4.83%	—	4.77%
Weighted average dividend yield	—	0.55%	—	0.56%
Volatility	—	22.5%	—	23.0%
Expected term (in years)	—	0.25	—	0.25
Weighted average fair value (pre-spin)	—	$9	—	$9

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

13. Segments

The Company classifies its businesses into two reportable segments: consumer-to-consumer and consumer-to-business. Operating segments are defined by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding where to allocate resources and in assessing performance.

•

The consumer-to-consumer reporting segment provides money transfer services between consumers, primarily through a global network of third-party agents using its multi-currency, real-time money transfer processing systems.

•

The consumer-to-business reporting segment provides payments from consumers to billers through a network of third-party agents and various electronic channels, including the telephone and the Internet. Most of the segment’s 2007 revenue was generated in the United States.

All businesses that have not been classified into consumer-to-consumer or consumer-to-business, primarily the Company’s money order and prepaid services businesses, and certain expenses incurred in connection with the Spin-off are reported as “Other.” The Company previously operated internet auction payments, messaging and international prepaid cellular top-up businesses. These three businesses, representing aggregated revenues in the three and six months ended June 30, 2006 of $0.9 million and $4.2 million, respectively, and operating (loss)/income before taxes of $(0.8) million and $0.1 million, respectively, were shut down or sold in 2005 and early 2006 and are included in “Other.” Due to the immaterial nature of these businesses, they have not been presented separately as discontinued operations.

Consumer-to-consumer segment revenue typically increases sequentially from the first quarter to the fourth quarter each year and declines from the fourth quarter to the first quarter of the following year. This seasonal fluctuation is related to the holiday season in various countries during the fourth quarter.

THE WESTERN UNION COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents the Company’s reportable segment results for the three and six months ended June 30, 2007 and 2006 (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues:
Consumer-to-Consumer:
External revenue
Transaction fees	$811.8	$763.9	$1,563.0	$1,469.4
Foreign exchange revenue	185.4	164.6	351.7	308.9
Other revenues	9.6	8.5	18.4	15.5

	1,006.8	937.0	1,933.1	1,793.8
Consumer-to-Business:
External revenue
Transaction fees	160.4	146.4	329.2	297.7
Foreign exchange revenue	0.4	0.4	0.7	0.7
Other revenues	14.1	7.7	27.2	17.9

	174.9	154.5	357.1	316.3
Other:
External revenue
Transaction fees	9.2	11.4	19.3	24.5
Commission and other revenues	12.0	10.7	24.4	22.0
Internal revenue	—	—	—	0.9

	21.2	22.1	43.7	47.4
Eliminations	—	—	—	(0.9)

Total revenues	$1,202.9	$1,113.6	$2,333.9	$2,156.6

Operating income:
Consumer-to-Consumer	$262.0	$269.5	$500.7	$516.6
Consumer-to-Business	55.1	53.5	116.0	112.2
Other	5.6	3.4	10.6	10.3

Total operating income	$322.7	$326.4	$627.3	$639.1

THE WESTERN UNION COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

ITEM 2.

This report on Form 10-Q contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and generally can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “could,” “would,” “likely,” “intend” or “continue.” Readers of the Form 10-Q of The Western Union Company (the “Company,” “Western Union,” “we,” “our” or “us”) should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report as well as those discussed under “Risk Factors” included within the Annual Report on Form 10-K for the year ended December 31, 2006. The statements are only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement.

Possible events or factors that could cause results or performance to differ materially from those expressed in our forward-looking statements include the following: changes in general economic conditions and economic conditions in the geographic regions and industries in which we operate; the impact of our spin-off from First Data Corporation (“First Data”); changes in immigration laws, patterns and other factors related to immigrants; technological changes, particularly with respect to e-commerce; our ability to attract and retain qualified key employees; changes in foreign exchange rates, including the impact of foreign exchange spreads on money transfer transactions; adverse movements and volatility in debt and equity capital markets; changes in political conditions and related actions by the United States and abroad which may adversely affect the Company’s businesses and economic conditions as a whole; continued growth in the money transfer market and other markets in which we operate at rates approximating recent levels; implementation of agent contracts according to schedule; our ability to maintain our agent network; interruption of United States government relations with countries in which the Company has or is implementing material agent contracts; deterioration in consumers’ confidence in our business, or in money transfer providers generally; successfully managing credit and fraud risks from our agents and consumers; liabilities and unanticipated developments resulting from litigation and regulatory investigations and similar matters, including costs, expenses, settlements and judgments; changes in domestic or foreign laws, rules and regulations as well as Internal Revenue Service or other governmental agencies’ interpretations thereof; changes in accounting standards, rules and interpretations; competing effectively in the money transfer industry with respect to global and niche or corridor money transfer providers, banks and other nonbank money transfer services providers, including telecommunication providers, card associations and card-based payments providers; our ability to grow our core businesses; our ability to develop and introduce new products, services and enhancements, and gain market acceptance of such products; our ability to protect our brands and our other intellectual property rights and to defend ourselves against potential patent infringement and other intellectual property claims; any material breach of security of or interruptions in any of our systems; mergers, acquisitions and integration of acquired businesses and technologies into the Company and the realization of anticipated synergies from these acquisitions; decisions to downsize, sell or close units or otherwise change the business mix; catastrophic events; and management’s ability to manage these and other risks.

Overview

We are a leading provider of money transfer services, operating in two business segments:

•

Consumer-to-consumer money transfer services, provided primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems. This service is available for both international transactions—that is, the transfer of funds from one country to another—and intra-country transfers—that is, money transfers from one location to another in the same country.

•

Consumer-to-business payment services, which allow consumers to send funds to businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government agencies (all sometimes referred to as “billers”) through our network of third-party agents and various electronic channels. While we continue to pursue international expansion of our offerings in selected markets, as demonstrated by the December 2006 acquisition of Servicio Electrónico de Pago S.A. and related entities (“SEPSA” or “Pago FácilSM ”), most of the segment’s revenue for the six months ended June 30, 2007 was generated in the United States.

Businesses not considered part of the segments described above are categorized as “Other” and represented 2% or less of consolidated revenue for all periods presented.

Significant Financial and Other Highlights

Significant financial and other highlights for the three and six months ended June 30, 2007 include:

•	We generated $1,202.9 million and $2,333.9 million in total consolidated revenues, and $204.5 million and $397.7 million in consolidated net income, respectively.

•	We completed 41.7 million and 79.5 million consumer-to-consumer transactions worldwide, an increase of 14% over both comparable periods in the prior year.

•

We completed 99.3 million and 199.7 million consumer-to-business transactions, an increase of 67% and 65% over the comparable periods in the prior year, respectively. Excluding transactions attributable to Pago Fácil, consumer-to-business transactions increased 1% for the three and six months ended June 30, 2007 compared to the corresponding periods in 2006.

Our spin-off from First Data was completed on September 29, 2006. As such, profit and cash flow comparisons with the prior year are and will continue to be meaningfully impacted by the fact that, up until September 29, 2006, we were a segment of First Data, while now we are a stand-alone public company. In particular, interest expense and corporate overhead costs will be higher in periods subsequent to the spin-off.

The Separation of Western Union from First Data

On January 26, 2006, the First Data Board of Directors announced its intention to pursue the distribution of 100% of its money transfer and consumer payments businesses and its interest in a Western Union money transfer agent, as well as related assets, including real estate, through a tax-free distribution to First Data shareholders. Effective on September 29, 2006, First Data completed the separation and the distribution of these businesses by distributing The Western Union Company common stock to First Data shareholders (the “Distribution”). Prior to the Distribution, our company had been a segment of First Data.

Basis of Presentation

The financial statements in this Quarterly Report for periods ending on or after the Distribution are presented on a consolidated basis and include the accounts of our company and its majority-owned subsidiaries. The financial statements for the periods presented prior to the Distribution are presented on a combined basis and represent those entities that were ultimately transferred to our company in connection with the spin-off. All significant intercompany accounts and transactions between our company’s segments have been eliminated. The historical condensed consolidated statements of income include expense allocations for certain corporate functions historically provided to Western Union by First Data, including treasury, tax, accounting and reporting, mergers and acquisitions, risk management, legal, internal audit, procurement, human resources, investor relations and information technology. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on the relative percentages, as compared to First Data’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated. Pursuant to a transition services agreement we entered into with First Data prior to the spin-off, First Data is providing Western Union with certain of these services at prices agreed upon by First Data and Western Union for a period of up to one year from the date of the spin-off. Western Union has arranged to procure other services pursuant to arrangements with third parties. The costs historically allocated to us by First Data for the services provided to us have been lower than the costs we have incurred or will incur following the spin-off. In addition to the transition services agreement, we have entered into a number of commercial services agreements with First Data in connection with the spin-off, many of which have terms longer than a year.

Certain expenses related to being a stand-alone company are higher than the historical amounts prior to the spin-off reflected in the condensed consolidated statements of income. The financial information presented in this Quarterly Report prior to the spin-off date of September 29, 2006 does not reflect what our condensed consolidated financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented and is not necessarily indicative of our future condensed consolidated financial position, results of operations or cash flows.

Adoption of FIN 48

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under FIN 48, we recognize the tax benefit from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. As a result of the implementation of FIN 48, we recognized an increase in our liability for unrecognized tax benefits plus associated accrued interest and penalties of $0.6 million, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

For additional information regarding the adoption of FIN 48, see Note 11 to the condensed consolidated financial statements.

Results of Operations

The following discussion for both consolidated results of operations and segment results refers to the three and six months ended June 30, 2007 compared to the same periods in 2006. Consolidated results of operations should be read in conjunction with segment results of operations, which provide more detailed discussions concerning certain components of the condensed consolidated statements of income. All significant intercompany accounts and transactions between the Company’s segments have been eliminated.

Overview

The following table sets forth our results of operations for the three and six months ended June 30, 2007 and 2006.

	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change
(in millions, except per share amounts)
Revenues:
Transaction fees	$981.4	$921.7	6%	$1,911.5	$1,791.6	7%
Foreign exchange revenue	185.8	165.1	13%	352.4	309.6	14%
Commission and other revenues	35.7	26.8	33%	70.0	55.4	26%

Total revenues	1,202.9	1,113.6	8%	2,333.9	2,156.6	8%
Expenses:
Cost of services	687.9	595.6	15%	1,333.5	1,153.4	16%
Selling, general and administrative	192.3	191.6	—%	373.1	364.1	2%

Total expenses	880.2	787.2	12%	1,706.6	1,517.5	12%

Operating income	322.7	326.4	(1)%	627.3	639.1	(2)%
Interest expense	(46.8)	(0.3)	*	(94.8)	(0.7)	*
Interest income	19.1	7.2	*	38.6	12.7	*
Interest income from First Data, net	—	12.0	*	—	23.5	*
Derivative gains/(losses), net	1.4	(21.6)	*	3.1	(27.2)	*
Foreign exchange effect on notes receivable from First Data, net	—	(3.3)	*	—	(4.1)	*
Other income, net	1.8	3.4	*	6.1	5.4	*

Total other (expense)/income, net	(24.5)	(2.6)	*	(47.0)	9.6	*

Income before income taxes	298.2	323.8	(8)%	580.3	648.7	(11)%
Provision for income taxes	93.7	104.9	(11)%	182.6	210.0	(13)%

Net income	$204.5	$218.9	(7)%	$397.7	$438.7	(9)%
Earnings per share:
Basic	$0.27	$0.29	(7)%	$0.52	$0.57	(9)%
Diluted	$0.26	$0.29	(10)%	$0.51	$0.57	(11)%

Weighted-average diluted shares outstanding:
Basic	764.8	763.9		766.5	763.9
Diluted	779.0	763.9		781.1	763.9

*	Calculation not meaningful

The following provides highlights of revenue growth while a more detailed discussion is included in “Segment Discussion”:

Transaction fees and foreign exchange revenue

The majority of transaction fees and foreign exchange revenue are contributed by our consumer-to-consumer segment, which is discussed in greater detail in “Segment Discussion”. For the three and six months ended June 30, 2007 and 2006, transaction fees and foreign exchange revenue increased 7% and 8%, respectively, due to increased money transfers at existing agent locations primarily within our international business and, to a lesser extent, money transfers at new agent locations. In addition, our international business outside of the United States, continued to display strong transaction and revenue growth for the three and six months ended June 30, 2007. Pago Fácil, which is primarily included in our consumer-to-business segment, contributed $15.8 million and $30.9 million of revenue for the three and six months ended June 30, 2007, respectively. Excluding Pago Fácil, consolidated revenue growth was 7% during the three and six months ended June 30, 2007.

For the three and six months ended June 30, 2007, fluctuations in the exchange rate between the euro and the United States dollar resulted in a benefit to consumer-to-consumer revenue (which represents over 80% of our consolidated revenue) of $14.9 million and $34.2 million, respectively, over the previous comparable periods, net of foreign currency hedges, that would not have occurred had there been a constant exchange rate.

Our business continues to be impacted by the immigration debate in the United States. Beginning in the second quarter of 2006, the controversy about immigration and the changes in the approach of various government entities to the regulation of businesses that employ or sell to immigrants created fear and distrust among some consumers, primarily Hispanic consumers, who send money from the United States to other countries (particularly Mexico and Latin America), and among some consumers who send money within the United States. In addition, some competitors lowered prices and foreign exchange spreads in certain markets. These and other issues, including market softness in the United States attributable to the slow down in the construction industry, continue to adversely impact our businesses.

In response to these factors we took targeted actions in the United States to tighten foreign exchange spreads, reduce fees, expand our lower-price next day service offerings and change our pricing bands to allow consumers to send more principal without an increase in fees. In addition, we have executed promotions and advertising campaigns, continued to build our distribution and intensified community outreach to help restore the Hispanic consumers’ confidence in Western Union. As a result of the initiatives described above, and the easier comparables as the year progresses, we expect improvement in United States originated transaction growth rates in the second half of 2007.

Domestic transaction rates declined (transactions between and within the United States and Canada) in the three and six months ended June 30, 2007 over the same periods in 2006, due in part to uncertainty created by the immigration debate described above. Also contributing to the decline was broader market softness in the United States and the decline in transactions initiated on our website, as described below. Domestic revenue growth rates declined more than transaction growth rates due in part to lower principal amounts sent and the fee reductions described above.

Transactions and revenues for money transfers initiated on our website declined for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. Transactions and revenues were comparable during the six months ended June 30, 2007 versus the corresponding period in 2006. The decline in growth in United States originated transactions on our website is the result of tightened controls by card issuing banks and card associations in response to credit and debit card fraud in the United States. For further discussion, refer to “Consumer-to-Consumer Segment” below.

Mexico money transfer transactions (transactions to and from Mexico) grew for the three and six months ended June 30, 2007 compared to the same periods in 2006. Revenue in Mexico declined despite the increase in transaction growth for the three and six months ended June 30, 2007 compared to the same periods in 2006 driven by our tightening of foreign exchange spreads and the pricing actions described above.

Foreign exchange revenue increased for the three and six months ended June 30, 2007 over the corresponding periods in 2006, due to an increase in cross-currency transactions primarily as a result of strong growth in international consumer-to-consumer transactions. The overall increase in foreign exchange revenue relating to the increase in cross-currency transactions was partially offset by tightened foreign exchange spreads.

Consistent with our strategic objective to build our brands, we intend to invest in targeted pricing decreases and actions to tighten foreign exchange spreads, where appropriate, taking into account growth opportunities and competitive factors. Pricing decreases and foreign exchange actions generally reduce margins, but are done in anticipation that they will result in increased transaction volumes and increased revenues over time. The cost of such pricing decreases and foreign exchange actions have averaged approximately 3% of our annual consolidated revenue over the last three years. We anticipate that full year 2007 pricing decreases and foreign exchange actions will be approximately 3.5% of consolidated revenue, an increase from last year.

Consumer-to-consumer segment revenue typically increases from the first quarter to the fourth quarter each year, and declines from the fourth quarter to the first quarter of the following year. This seasonal fluctuation is related in part to holidays in various countries during the fourth quarter.

Commissions and other revenues

During the three and six months ended June 30, 2007, commission and other revenues increased over the corresponding periods in 2006 from higher investment income on higher money transfer and payment services settlement asset balances and higher enrollment fees from increased participation in our recurring mortgage payment service program.

Operating expenses overview

Incremental public company expenses of $9.8 million and $24.5 million for the three and six months ended June 30, 2007, respectively, are classified within operating expenses under the captions “cost of services” and “selling, general and administrative” in the condensed consolidated statements of income. Incremental public company expenses relate to staffing additions and related costs to replace First Data support, corporate governance, information technology, corporate branding and global public affairs, benefits and payroll administration, procurement, workforce reorganization, stock compensation, and other expenses related to being a stand-alone public company as well as recruiting and relocation expenses associated with hiring key management positions new to our company, other employee compensation expenses and temporary labor used to develop ongoing processes. These expenses are those in excess of amounts allocated to us by First Data prior to the spin-off or beyond amounts that we presume First Data would have allocated subsequent to the spin-off. We expect most of these expenses will continue to be incurred in future periods.

The following provides highlights of our operating expenses:

Cost of services

Cost of services as a percentage of revenue increased from 53% for the three and six months ended June 30, 2006 to 57% for the three and six months ended June 30, 2007. The majority of the increase in cost of services as a percentage of revenue in 2007 compared to the corresponding period in 2006 was attributable to the shift in our business mix reflecting stronger growth from our international business, which carries higher cost of services compared to our United States originated businesses which carry lower cost of services, and incremental public company expenses as further described above. The Pago Fácil business, which carries a lower margin than our existing consumer-to-business services, was also a factor contributing to the increase in cost of services.

Selling, general and administrative

Selling, general and administrative expenses (“SG&A”) remained consistent for the three months ended June 30, 2007 compared to the corresponding period in 2006, despite higher costs incurred in 2007 related to the Pago Fácil business. Offsetting the impact to the growth in SG&A related to Pago Fácil during the three months ended June 30, 2007 were higher prior year costs incurred in the three months ended June 30, 2006 in connection with a consent agreement with the Arizona Department of Financial Institutions.

SG&A increased for the six months ended June 30, 2007 due to incremental public company expenses and costs associated with the inclusion of the Pago Fácil business. The impact to the growth in SG&A of these costs was offset by the higher prior year costs in the comparable period in 2006, as further described above.

Consistent with our strategic objective to build the Western Union brand, marketing related expenditures, principally classified within “selling, general and administrative” expenses, increased during both the three and six months ended June 30, 2007 compared to the corresponding periods in 2006. Marketing related expenditures were approximately 6.5% of consolidated revenue during all periods presented. Marketing related expenditures included advertising, events, loyalty programs and employees dedicated to marketing activities. When making decisions with respect to marketing investments, we review opportunities for advertising and other marketing related expenditures together with opportunities for pricing adjustments in order to best maximize the return on these investments. For further discussion regarding pricing decreases refer to the “Transaction fees and foreign exchange revenue” discussion within the consumer-to-consumer segment section.

Interest expense

Interest expense increased during the three and six months ended June 30, 2007 compared to the same periods in 2006, due to interest expense on our outstanding borrowings that arose in connection with the spin-off on September 29, 2006. Interest expense will be significantly higher in 2007 since the related borrowings will be outstanding for the full year 2007 compared to only the last quarter of 2006.

Interest income

Interest income increased during the three and six months ended June 30, 2007 compared to the corresponding periods in 2006 due to higher international cash balances resulting from the net cash received in connection with the settlement of intercompany notes with First Data (net of certain other payments made to First Data) on the spin-off date, and from cash generated through our international operations.

Interest income from First Data, net

Interest income from First Data, net consists of interest income earned on notes receivable from First Data, partially offset by interest expense incurred on notes payable to First Data. All notes receivable and payable were settled in connection with the spin-off on September 29, 2006, and accordingly, no such amounts were recognized during the three and six months ended June 30, 2007.

Derivative gains/(losses), net

Our foreign currency forward contracts that did not qualify as hedges under applicable derivative accounting rules were held primarily in the euro and British pound and had maturities of one year or less. Prior to September 29, 2006, we did not have any forward contracts that qualified as hedges, and therefore the unrealized gains and losses on these contracts were reflected within this line item in the consolidated statements of income prior to that date. Since these instruments were not designated to qualify for hedge accounting treatment, there was resulting volatility in our net income for the periods presented prior to September 29, 2006. For example, during the three and six months ended June 30, 2006, we had pre-tax derivative losses of $21.6 million and $27.2 million, respectively.

On September 29, 2006, we established our foreign currency forward positions to qualify for cash flow hedge accounting. We anticipate the amounts reflected in this income statement caption going forward will be minimal, as such amounts will relate primarily to the portion of the change in fair value that is considered ineffective or is excluded from the measurement of effectiveness related to contracts designated as accounting hedges.

Foreign exchange effect on notes receivable from First Data, net

All euro denominated notes receivable with First Data, and related foreign currency swap agreements were settled in connection with the spin-off on September 29, 2006. Accordingly, no amounts related to the revaluation of such notes or related swaps were recorded during the three and six months ended June 30, 2007, explaining the decrease from the three and six months ended June 30, 2006. No such amounts will be recognized in future periods.

Other income, net

Changes in other income, net during the three and six months ended June 30, 2007 compared to the same period in 2006 are primarily attributable to fluctuations in equity earnings from equity method investments.

Income taxes

Our effective tax rates on pretax income were 31.4% and 31.5% for the three and six months ended June 30, 2007, respectively, and 32.4% for the three and six months ended June 30, 2006. The decrease in the effective tax rate in the three and six months ended June 30, 2007 compared to the previous corresponding quarters is the result of increased foreign derived taxable income which is taxed at lower rates than in the United States.

We have established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to our international operations, which were restructured in 2003. Our reserves reflect what we believe to be reasonable assumptions as to the likely resolution of the issues involved if subject to judicial review. While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve. Any difference, including any changes in facts and circumstances, from our position as recorded in our condensed consolidated financial statements and the final resolution of a tax issue will be reflected in our income tax expense in the period during which the issue is resolved. Such resolution could also affect our effective tax rate in future periods.

Unrecognized tax benefits represent the aggregate tax effect of differences between tax return positions and the amounts otherwise recognized in our financial statements. The total amount of unrecognized tax benefits as of January 1, 2007, after giving effect to the adoption of FIN 48, was $178.3 million, including accrued interest and penalties. A substantial portion of these unrecognized tax benefits related to the 2003 restructuring of our international operations, whereby we have benefited by having our income from certain foreign-to-foreign money transfer transactions taxed at relatively low foreign tax rates compared to our combined federal and state tax rates in the United States. As of June 30, 2007, the total amount of unrecognized tax benefits is a liability of $212.1 million, including accrued interest and penalties.

Earnings per share

During the three months ended June 30, 2007, basic and diluted earnings per share were $0.27 and $0.26, respectively, and during the six months ended June 30, 2007, basic and diluted earnings per share were $0.52 and $0.51, respectively. All issued and outstanding shares of Western Union common stock, consisting of 100 shares, were held by First Data prior to September 29, 2006. Accordingly, for all periods presented prior to the spin-off date of September 29, 2006, basic and diluted earnings per share were computed using our basic shares outstanding as of the spin-off date. Unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share subsequent to September 29, 2006 reflects the potential dilution that could occur if outstanding stock options on the presented dates are exercised and shares of restricted stock have vested. As of June 30, 2007, there were 10.2 million outstanding options to purchase shares of Western Union stock excluded from the diluted earnings per share calculation under the treasury stock method as their effect is anti-dilutive. The treasury stock method assumes proceeds from the exercise price of stock options, the unamortized compensation expense and assumed tax benefits are available to reduce the dilutive effect upon exercise. Of the 67.4 million outstanding options to purchase shares of our common stock, over 60% are held by employees of First Data.

Diluted earnings per share decreased during the three and six months ended June 30, 2007 compared to the same periods in the prior year due to decreased net income and the increase in diluted shares outstanding, because prior to the September 29, 2006 spin-off date, there were no potentially dilutive instruments outstanding.

At the time of the spin-off, First Data converted stock options, restricted stock awards, and restricted stock units (collectively, “stock-based awards”) of First Data stock held by First Data and Western Union employees. Substantially all converted stock-based awards are subject to the terms and conditions applicable to the original First Data stock-based awards, including change of control provisions which require full vesting upon a change of control of First Data. Accordingly, upon the completion of Kohlberg Kravis Roberts & Co.’s proposed acquisition of First Data, which was recently approved by First Data’s shareholders, all unvested Western Union stock-based awards that were granted pursuant to the First Data’s stock based compensation plans will vest. As of June 30, 2007, there was approximately $23 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested Stock-Based Awards held by Western Union employees that would become immediately recognized upon such a change in control of First Data. In addition, depending upon stock option exercise activity as well as the fact that these stock-based awards, held by both Western Union and First Data employees, would be fully vested, our weighted-average diluted shares outstanding may increase.

Segment Discussion

We manage our business around the consumers we serve and the types of services we offer. Each of our two segments addresses a different combination of consumer groups, distribution networks and services offered. Our segments are:

•

Consumer-to-consumer—provides money transfer services between consumers, primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems. This service is available for both international transactions—that is, the transfer of funds from one country to another and intra-country transfers—that is, money transfers from one location to another in the same country. Consumer-to-consumer revenue as a percentage of total revenue for the three months ended June 30, 2007 and 2006 was 84% and for the six months ended June 30, 2007 and 2006 was 83%.

•

Consumer-to-business—processes payments from consumers to billers through our networks of third-party agents and various electronic channels. While we continue to pursue international expansion of our offerings in select markets, as demonstrated by our December 2006 acquisition of Pago Fácil, most of the segment’s 2007 revenue was generated in the United States. Consumer-to-business revenue as a percentage of total revenue for the three and six months ended June 30, 2007 was 15%, compared to 14% and 15% for the three and six months ended June 30, 2006, respectively.

Businesses not considered part of the segments described above are categorized as “Other” and represented 2% or less of consolidated revenue for all periods presented.

Consumer-to-Consumer Segment

The following table sets forth our consumer-to-consumer segment results of operations for the three and six months ended June 30, 2007 and 2006.

	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change
(dollars and transactions in millions)
Revenues:
Transaction fees	$811.8	$763.9	6%	$1,563.0	$1,469.4	6%
Foreign exchange revenue	185.4	164.6	13%	351.7	308.9	14%
Other revenues	9.6	8.5	13%	18.4	15.5	19%

Total revenues	$1,006.8	$937.0	7%	$1,933.1	$1,793.8	8%

Operating income	$262.0	$269.5	(3)%	$500.7	$516.6	(3)%
Operating income margin	26%	29%		26%	29%
Key indicators:
Consumer-to-consumer transactions	41.7	36.6	14%	79.5	69.9	14%

During the three and six months ended June 30, 2007, international, domestic and Mexico revenue, as defined in the following table, represented approximately 77%, 14% and 9% of our consumer-to-consumer revenue, respectively. The table below sets forth performance indicators for the consumer-to-consumer segment for the three and six months ended June 30, 2007.

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Consumer-to-consumer transaction growth
International (a)	20%	20%
Domestic (b)	(5)%	(5)%
Mexico (c)	5%	4%
Consumer-to-consumer revenue growth
International (a)	14%	14%
Domestic (b)	(10)%	(11)%
Mexico (c)	(7)%	(7)%

(a)	Represents transactions between and within foreign countries (excluding Canada and Mexico), transactions originated in the United States or Canada and paid elsewhere, and transactions originated outside the United States or Canada and paid in the United States or Canada. Excludes all transactions between or within the United States and Canada and all transactions to and from Mexico as reflected in (b) and (c) below.
(b)	Represents all transactions between and within the United States and Canada.
(c)	Represents all transactions to and from Mexico.

Transaction fees and foreign exchange revenue

Consumer-to-consumer money transfer revenue growth in the three and six months ended June 30, 2007 over the same periods in 2006 was driven by international revenue growth. Growth in international consumer-to-consumer revenue was offset by declining Mexico and domestic revenue in the three and six months ended June 30, 2007 compared to the same periods in 2006. The United States to Mexico, United States domestic and the United States outbound businesses were adversely impacted by the immigration debate and related activities in the United States. Beginning in the second quarter of 2006, this controversy about immigration and the changes in the approach of various government entities to the regulation of businesses that employ or sell to immigrants created fear and distrust among some consumers, primarily Hispanic consumers, who send money from the United States to other countries (particularly Mexico and Latin America), and among some consumers who send money within the United States. In addition, some competitors lowered prices and foreign exchange spreads in certain markets. These and other issues, including market softness in the United States attributable to the slow down in the construction industry, continue to adversely impact our businesses.

In response to these factors we took targeted actions in the United States to tighten foreign exchange spreads, reduce fees, expand our lower-price next day service offerings and change our pricing bands to allow consumers to send more principal without an increase in fees. In addition, we have executed promotions and advertising campaigns, continued to build our distribution and have intensified community outreach to help restore the Hispanic consumers’ confidence in Western Union. As a result of the initiatives described earlier, and the easier comparables as the year progresses, we expect improvement in United States originated transaction growth rates in the second half of 2007.

Actions by the Attorney General of the State of Arizona have added to the uncertainty with some of our consumers. Among other actions, the Arizona Attorney General seized money transfers intended for payout in Arizona in 2006, and seized money transfers originated in certain states other than Arizona and intended for payment in certain areas of Mexico. Western Union obtained an injunction preventing such seizures, and the Arizona Attorney General has appealed that injunction. In addition, the Arizona Attorney General has sought to obtain data about a large number of Western Union consumers outside of Arizona, which efforts Western Union has resisted in court. We believe that these events and the publicity they have created have led some consumers to avoid Western Union’s services. We continue to take measures to address these disputes.

International revenue growth of 14% in the three and six months ended June 30, 2007, compared to the same periods in 2006, resulted from increased volume of international money transfer transactions, which increased 20% in the three and six months ended

June 30, 2007. In addition, our international business outside of the United States, continued to display strong transaction and revenue growth for the three and six months ended June 30, 2007. The key strategic inbound markets of India and China continued to grow, with transactions in India increasing at approximately 76% and 84% for the three and six months ended June 30, 2007, respectively, and China transaction growth rates of approximately 22% and 24% for the three and six months ended June 30, 2007, respectively, compared to the corresponding periods in 2006. For the three and six months ended June 30, 2007, India and China combined represented approximately 5% of consolidated revenues.

Fluctuations in the exchange rate between the euro and the United States dollar have resulted in a benefit to consumer-to-consumer revenue of $14.9 million and $34.2 million for the three and six months ended June 30, 2007, respectively, over the corresponding periods in the prior year, net of foreign currency hedges, that would not have occurred had there been a constant exchange rate.

Domestic transactions declined in the three and six months ended June 30, 2007 over the same periods in 2006, due in part to uncertainty created by the immigration debate described above. Also contributing to the decline was broader market softness in the United States and the decline in transactions initiated on our website, as described below. Domestic revenue growth rates declined more than transaction growth rates due in part to lower principal amounts sent and the fee reductions described above.

Transactions and revenues for money transfers initiated on our website declined for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. Transactions and revenues were comparable during the six months ended June 30, 2007 versus the corresponding period in 2006. The decline in growth in United States originated transactions on our website is the result of tightened controls by card issuing banks and card associations in response to credit and debit card fraud in the United States. These tightened controls were the result of the theft of consumer credit and debit card information from retailers, usually through database compromises. These compromises are not related to Western Union, but Western Union also tightened its controls in response to these issues. The tightened controls by Western Union, card issuing banks and card associations in response to this increased fraud has directly impacted our consumers’ ability to use their debit and credit cards to send money on our website decreasing the volume of transactions. Card issuing banks and card associations have begun to allow more consumer transactions to be processed on our website, in part in response to Western Union’s own increased scrutiny of these transactions. However, we anticipate transaction growth will continue to be impacted by consumer perceptions of their ability to transact on the site and the additional controls we implemented.

Mexico money transfer transactions grew for the three and six months ended June 30, 2007 compared to the same periods in 2006. Revenue in Mexico declined despite the increase to transaction growth in the three and six months ended June 30, 2007 compared to the same periods in 2006 driven by our tightening of foreign exchange spreads and the pricing actions described above.

Foreign exchange revenue increased for the three and six months ended June 30, 2007 compared to the same periods in the prior year due to an increase in the higher growth international business resulting in increased cross-currency transactions, partially offset by tightened foreign exchange rate spreads in selected markets.

Consistent with our strategic objective to build the Western Union brand, we intend to invest in targeted pricing decreases and actions to tighten foreign exchange spreads, where appropriate, taking into account growth opportunities and competitive factors. Pricing decreases and foreign exchange actions generally reduce margins, but are done in anticipation that they will result in increased transaction volumes and increased revenues over time. Such overall pricing decreases and foreign exchange actions have averaged approximately 3% of our annual consolidated revenue over the last three years. We anticipate that full year 2007 pricing decreases and foreign exchange actions will be approximately 3.5% of consolidated revenue, an increase from last year.

Contributing to the increase in total consumer-to-consumer money transfer revenue and transaction growth in all periods presented was the growth in transactions at existing agent locations, the increased number of agent locations and marketing campaigns promoting Western Union services. The majority of transaction growth is derived from more mature agent locations; new agent locations typically contribute only marginally to revenue growth in the first few years of their operation. Increased productivity, measured by transactions per location, is often experienced as locations mature. We believe that new agent locations will help drive growth by increasing the number of locations available to send and receive money. We generally refer to locations with more than 50% of transactions being initiated versus paid out as “send locations” and to the balance of locations as “receive locations.” Send locations are the engine that drives consumer-to-consumer revenue. They contribute more transactions per location than receive locations. However, a wide network of receive locations is necessary to build each corridor and help ensure global distribution. The number of send and receive transactions at an agent location can vary significantly due to such factors as customer demographics around the location, immigration patterns, the location’s class of trade, hours of operation, length of time the location has been offering our services, regulatory limitations and competition. Each of the more than 312,000 agent locations in our agent network is capable of providing one or more of our services; however, not every location completes a transaction in a given period. For example, as of June 30, 2007, more than 85% of agent locations in the United States, Canada and Western Europe (representing at least one of our three money transfer brands) experienced money transfer activity in the last 12 months. In the developing regions of Asia and other areas where there are predominantly receive locations, more than 65% of locations experienced money transfer activity in the last 12 months. We periodically review locations to determine whether they remain enabled to perform money transfer transactions.

Operating income

The consumer-to-consumer segment’s operating income decreased for the three and six months ended June 30, 2007 compared to the same periods in 2006. Operating income during the three and six months ended June 30, 2007 was impacted by a variety of factors including the ongoing shift in our business mix reflecting stronger growth in our international business, which carries lower profit margins than in our United States originated businesses. In addition, we recognized incremental public company expenses including salaries, benefits, equipment, supplies and other costs incurred in connection with operating as a separate public company, and are incremental to both costs allocated by First Data prior to the spin-off and presumed overhead allocations from First Data had we remained part of First Data.

Consumer-to-Business Segment

The following table sets forth our consumer-to-business segment results of operations for the three and six months ended June 30, 2007 and 2006.

	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change
(dollars and transactions in millions)
Revenues:
Transaction fees	$160.4	$146.4	10%	$329.2	$297.7	11%
Other revenues	14.5	8.1	79%	27.9	18.6	50%

Total revenues	$174.9	$154.5	13%	$357.1	$316.3	13%

Operating income	$55.1	$53.5	3%	$116.0	$112.2	3%
Operating income margin	32%	35%		32%	35%
Key indicators:
Consumer-to-business transactions	99.3	59.5	67%	199.7	120.7	65%

Revenues

Transaction and revenue growth in the three and six months ended June 30, 2007 compared to the same periods in 2006 resulted from the acquisition of Pago Fácil and growth in electronic bill payments.

In December 2006, we acquired the remaining 75% interest in Pago Fácil. Prior to the acquisition, we held a 25% interest in Pago Fácil. This acquisition contributed $15.8 million and $30.9 million in revenue for the three and six months ended June 30, 2007, respectively, of which $15.1 million and $29.7 million related to our consumer-to-business segment in the three and six months ended June 30, 2007, respectively. Transaction and revenue growth rates also benefited significantly from the acquisition of Pago Fácil. Revenue growth for the three and six months ended June 30, 2007 compared to the same periods in 2006, excluding Pago Fácil, was 3% and 4%, respectively. Transaction growth, excluding Pago Fácil, increased 1% during the three and six months ended June 30, 2007, compared to the same periods in 2006. We expect that Pago Fácil will continue to benefit revenue and transaction growth rates throughout 2007.

For the three and six months ended June 30, 2007, other consumer-to-business segment revenue increased compared to the corresponding period in 2006 due to higher investment income on settlement asset balances as well as higher enrollment fees from increased participation in our recurring mortgage payment service program.

Operating income

For the three and six months ended June 30, 2007, operating income increased at a slower rate than revenue growth. The acquisition of Pago Fácil generated additional operating income for the three and six months ended June 30, 2007, but at a lower operating margin than our existing consumer-to-business services. Additionally, the shift in the United States to electronic-based products, which have lower operating margins compared to cash-based products that have higher operating margins, negatively impacted operating income. Also negatively impacting operating income were incremental public company expenses.

Other

The following table sets forth other results for the three and six months ended June 30, 2007 and 2006.

	Three months ended June 30,			Six months ended June 30,
	2007	2006	% Change	2007	2006	% Change
(dollars in millions)
Revenues	$21.2	$22.1	(4)%	$43.7	$47.4	(8)%
Operating income	$5.6	$3.4	65%	$10.6	$10.3	3%
Operating income margin	26%	15%		24%	22%

Revenues

Our money order and prepaid services businesses, including certain prepaid services acquired through our acquisition of Pago Fácil, accounted for 100% of other revenue during 2007, compared to 95% and 89% for the three and six months ended June 30, 2006. These businesses are the only businesses classified in “Other.” We previously operated a messaging and an international prepaid cellular top-up business, which were shut down or disposed of in early 2006. The decrease in both the three and six month periods ended June 30, 2007 is due to declines in revenue from such shut down and disposed of businesses while revenues from our money order and prepaid services businesses grew modestly. We do not believe the announcement by First Data of its plan to exit its official check and money order business will have a significant impact on us, as First Data has indicated it will honor its money order processing contract with us through the initial contract term of 2011. We believe this provides us with adequate time to replace the services currently provided by First Data.

Operating Income

For the three and six months ended June 30, 2007, the increase in operating income was driven by operating income generated on our money order and prepaid services businesses, offset by incremental public company expenses. Aggregate operating (loss)/income related to the shut down or disposed of businesses for three and six months ended June 30, 2006, including a gain on the sale of assets related to our internet auction payments business previously shut down, was $(0.8) million and $0.1 million, respectively.

Capital Resources and Liquidity

At June 30, 2007, we have outstanding borrowings, which were incurred in connection with the spin-off from First Data, of $3,155.8 million, consisting of $159.9 million in commercial paper, $500.0 million in unsecured floating rate notes, and $2,495.9 million in unsecured fixed-rate notes with maturities ranging from 2011 to 2036. We also have a five-year $1.5 billion unsecured revolving credit facility, which is primarily used as a back up to our commercial paper program, with no outstanding borrowings as of June 30, 2007. In June 2007, we entered into a $75.0 million interest rate swap to change the characteristic of a portion of its interest rate payments from fixed-rate payments on its Notes due 2011 to a short-term LIBOR-based variable rate payment. The interest rate swap has a termination date of November 17, 2011, the maturity date of the hedged instrument. The objective of the hedge is to manage the mix of fixed and floating rates in our debt portfolio. We designated this derivative as a fair value hedge.

Historically, our primary source of liquidity was cash generated from our operating activities. We expect 2007 cash flows provided from operating activities to be approximately $1 billion, which is lower than 2006 due to significantly higher interest payments and incremental public company expenses as well as other anticipated working capital fluctuations, including increased expected income tax payments in 2007 due to an election to defer the payment of fourth quarter 2006 accrued United States federal income taxes to 2007. Taking into account the above factors, estimated annual incremental public company expenses, projected debt service in 2007, projected dividends, projected capital expenditures and projected stock repurchases of $300 to $400 million during the second half of 2007, we believe our cash flows and unused financing facilities will provide us with an adequate source of liquidity to meet the needs of our business.

As an integral part of our business, we receive funds from money transfers and certain other payment processing services sold in advance of settlement with payment recipients. These funds (referred to as “settlement assets” on our condensed consolidated balance sheets) are not used to support our operations. However, we do have the opportunity to earn income from investing these funds. We maintain a portion of these settlement assets in highly liquid investments (classified as “cash and cash equivalents” within “settlement assets”) to fund settlement obligations.

Cash and Cash Equivalents

Highly liquid investments (other than those included in settlement assets) with original maturities of three months or less (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates fair market value. At June 30, 2007 and December 31, 2006, we held $1,487.8 million and $1,421.7 million in cash and cash equivalents, respectively.

At June 30, 2007 and December 31, 2006, $1,159.9 million and $942.1 million, respectively, of our cash and cash equivalents were held by foreign entities. The increase in cash and cash equivalents held by entities outside the United States is due to earnings in our international business, offset by dividends paid by certain foreign subsidiaries to a United States based parent. We currently plan to invest the majority of these funds through these foreign entities. Repatriating these funds to the United States would, in many cases, result in the incurrence of significant tax obligations as certain of these funds have been taxed at relatively low foreign tax rates compared to our combined federal and state tax rates in the United States.

The following discussion highlights our cash flow activities during the six months ended June 30, 2007 and 2006.

Cash Flows from Operating Activities

	Six Months Ended June 30,
	2007	2006	Increase/ (Decrease)
(in millions)
Net income	$397.7	$438.7	$(41.0)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22.7	16.2	6.5
Amortization	38.6	32.9	5.7
Deferred income tax provision	5.1	21.5	(16.4)
Realized gain on derivative instruments	—	(7.9)	7.9
Other non-cash items, net	28.2	18.9	9.3
Increase/(decrease) in cash, excluding the effects of acquisitions and dispositions, resulting from changes in:
Other assets	24.6	(39.4)	64.0
Accounts payable and accrued liabilities	(17.8)	(10.4)	(7.4)
Other liabilities	(12.0)	11.4	(23.4)

Net cash provided by operating activities	$487.1	$481.9	$5.2

Cash provided by operating activities increased during the six months ended June 30, 2007 compared to the corresponding period in the prior year despite decreased net income from period to period. During the first six months of 2007, net cash provided by operating activities was positively impacted by working capital fluctuations, offset by increased tax payments and higher interest payments related to the debt incurred in connection with the spin-off as compared to the six month period ending June 30, 2006.

Other non-cash items for the six months ended June 30, 2007 include stock compensation expense, bad debt reserves and other non-cash items. The increase in depreciation and amortization expense in the six months ended June 30, 2007 compared to the corresponding period in 2006 reflects the execution of certain large strategic agent contracts being executed in 2006, and the transfer of certain fixed assets to Western Union by First Data in connection with the spin-off.

Cash Flows from Investing Activities

	Six Months Ended June 30,
	2007	2006	Increase/ (Decrease)
(in millions)
Capitalization of contract costs	$(9.7)	$(79.9)	$70.2
Capitalization of purchased and developed software	(15.2)	(2.0)	(13.2)
Purchases of property and equipment	(43.8)	(32.5)	(11.3)
Notes receivable issued to agents	(5.6)	(140.0)	134.4
Repayments of notes receivable issued to agents	10.9	—	10.9
Cash received on maturity of foreign currency forwards	—	7.9	(7.9)

Net cash used in investing activities	$(63.4)	$(246.5)	$183.1

Capital expenditures

Total aggregate payments capitalized for purchases of property and equipment, purchased and developed software and contract costs were $68.7 million and $114.4 million for the six months ended June 30, 2007 and 2006, respectively. Amounts capitalized for contract costs relate to initial payments for new and renewed agent contracts and vary depending on the timing of when new contracts are signed and existing contracts are renewed. The increases in purchased and developed software costs and purchases of property and equipment represent investments in our information technology infrastructure and the renovation of certain facilities. We estimate that capital expenditures in 2007 will be less than $200 million.

During the six months ended June 30, 2006, the property and equipment cash outflow was driven by the purchase of an office building. Also, in the first quarter of 2006, we executed certain large strategic agent contracts for which initial payments were made which drove the cash outflow for capitalized contract costs during the six months ended June 30, 2006.

Notes receivable issued to agents and repayments of notes receivable issued to agents

From time to time, we make advances and loans to agents. In the first quarter 2006, we signed a six year agreement with one of our existing agents which included a four year loan of $140.0 million to the agent, of which $20.0 million was repaid in 2006 and $10.2 million was repaid in the six month period ended June 30, 2007. The terms of the loan agreement require that a percentage of commissions earned by the agent (52% in 2007, 61% in 2008 and 64% in 2009) be withheld as repayment of the loan and the agent remains obligated to repay the loan if commissions earned are not sufficient. The loan receivable was recorded in “Other assets” in our condensed consolidated balance sheet as of June 30, 2007. We impute interest on this below-market rate note receivable and have recorded this note net of a discount of $30.0 million as of June 30, 2007.

Cash received on maturity of foreign currency forwards

Amounts received or paid on maturity of our foreign currency forward contracts that do not qualify as hedges in accordance with applicable accounting rules have been classified in the condensed consolidated statements of cash flows as investing activities. Prior to September 29, 2006, we did not have any forward contracts that qualified as hedges, and accordingly, all realized gains and losses on these contracts have been reflected in investing activities prior to that date. On September 29, 2006, we established our foreign currency forward positions to qualify for cash flow hedge accounting. We do not anticipate future amounts to be reflected in investing activities related to foreign currency forwards. “Cash received on maturity of foreign currency forwards” does not include amounts realized on forward contracts intended to mitigate exposures on settlement activities of our money transfer business, which along with the realized gains and losses on the related settlement assets and obligations, are reflected in operating activities.

Cash Flows from Financing Activities

	Six Months Ended June 30,
	2007	2006	Increase/ (Decrease)
(in millions)
Net repayments of commercial paper	$(164.6)	$—	$(164.6)
Repayments of net borrowings under credit facilities	(3.0)	—	(3.0)
Proceeds from exercise of options	90.5	—	90.5
Purchase of treasury shares	(280.5)	—	(280.5)
Advances from affiliates of First Data	—	17.7	(17.7)
Repayments of notes payable to First Data	—	(100.0)	100.0
Additions to notes receivable from First Data	—	(7.5)	7.5

Net cash used in financing activities	$(357.6)	$(89.8)	$(267.8)

Net repayments of commercial paper

During November 2006, we established a commercial paper program pursuant to which we may issue unsecured commercial paper notes in an amount not to exceed $1.5 billion outstanding at any time. An initial borrowing under the commercial paper program of approximately $400 million was made in connection with the refinancing of a bridge loan executed to effect the spin-off from First Data, of which we subsequently repaid $75.4 million by the end of 2006 and $164.6 million during the six months ended June 30, 2007.

Repayments of net borrowings under credit facilities

During January 2007, we repaid $3.0 million in borrowings under a short-term fixed-rate promissory note outstanding as of December 31, 2006. Subsequent borrowings under similar notes were fully repaid before June 30, 2007.

Proceeds from exercise of options

Represents cash proceeds received related to the exercise of 5.7 million stock options during the six months ended June 30, 2007. Approximately 80% of the options exercised related to stock options held by First Data employees.

Purchase of treasury shares

In September 2006, our Board of Directors authorized the purchase of up to $1.0 billion of our common stock on the open market through December 31, 2008. For the six months ended June 30, 2007, 13.0 million shares were repurchased for $280.5 million at an average cost of $21.65 per share. As of June 30, 2007, $699.5 million remains available under the share repurchase program. We intend to repurchase $300 to $400 million of our common stock during the second half of 2007.

Advances from affiliates of First Data

Prior to the spin-off, excess cash generated from our domestic operations that was not required to meet certain regulatory requirements was paid periodically to First Data and was reflected as a receivable from First Data. In addition, First Data and its subsidiaries provided a number of services on behalf of our businesses, including shared services, which were reimbursed periodically. The net payable to and receivable from First Data was a function of the timing of cash sweeps to First Data net of any services First Data and its affiliates had provided. These balances were settled at the time of the spin-off as part of the dividend to First Data.

Notes payable to and receivable from First Data

In connection with the spin-off on September 29, 2006, funds previously advanced to First Data were repaid to us in cash. These notes were funded primarily through cash generated from our international operations and notes payable issued to First Data. As part of the spin-off, substantially all notes payable and notes receivable to or from affiliates of First Data were settled in cash.

Off-Balance Sheet Arrangements

Other than facility and equipment leasing arrangements, we have no material off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Pension Plans

We have two frozen defined benefit plans that together were underfunded by $52.8 million as of June 30, 2007. In 2006 and for the six months ended June 30, 2007, we did not make a contribution to these plans, and currently do not anticipate contributing to these plans in 2007 since, based on current asset return calculations and minimum funding requirements, no such contribution is required.

Commitments

We had $55.4 million in outstanding letters of credit and bank guarantees at June 30, 2007 with expiration dates through 2012, certain of which contain a one-year renewal option. The letters of credit and bank guarantees are held primarily in connection with lease arrangements and agent settlement agreements. We expect to renew the letters of credit and bank guarantees prior to their expiration in most circumstances.

In addition, as of June 30, 2007, our total amount of unrecognized income tax benefits is a liability of $212.1 million, including associated interest and penalties. The timing of related cash payments for substantially all of these liabilities is inherently uncertain because the ultimate amount and timing of such liabilities is affected by factors which are variable and outside our control.

New Accounting Pronouncements

The Company adopted the provisions of FIN 48 on January 1, 2007. For additional information regarding the adoption of FIN 48, refer to “Adoption of FIN 48” above.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS No. 157; however, we do not expect the impact to be significant to our consolidated financial position, results of operations and cash flows.

On September 29, 2006, the FASB issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, An Amendment of SFAS No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). The remaining provisions that will be adopted under SFAS No. 158 require a plan’s funded status to be measured at the employer’s fiscal year end. We will change our measurement date from September 30 to December 31 no later than 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of the adoption of SFAS No. 159 on our consolidated financial position and results of operations.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates. Consistent with the Critical Accounting Policies disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in our 2006 Annual Report on Form 10-K, significant estimates using management judgment are made for the following areas:

•	Stock-based compensation

•	Income taxes

•	Derivative financial instruments

•	Capitalized costs

There have not been any material changes to the methodology applied by management for critical accounting policies previously disclosed during the three months ended June 30, 2007. The methodology applied to management’s estimate for income tax contingencies changed during the six months ended June 30, 2007 due to the adoption of a new accounting pronouncement as described in “Adoption of FIN 48.”

Risk Management

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates. A risk management program is in place to manage these risks.

Foreign Currency Exchange Rates

We provide money transfer services in more than 200 countries and territories. We manage foreign exchange risk through the structure of the business and an active risk management process. We settle with the vast majority of our agents in United States dollars or euros. However, in certain circumstances, we settle in the agents’ local currencies. We typically require the agent to obtain local currency to pay recipients. Thus, we generally are not reliant on international currency markets to obtain and pay illiquid currencies. The foreign currency exposure that does exist is limited by the fact that the majority of transactions are paid within 24 hours after they are initiated. To mitigate this risk further, short-term foreign currency forward contracts, generally with maturities of less than two weeks, are utilized to offset foreign exchange rate fluctuations between transaction initiation and settlement. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency helping to further provide protection against currency fluctuations. Our policy is not to speculate in foreign currencies and we promptly buy and sell foreign currencies as necessary to cover our net payables and receivables which are denominated in foreign currencies.

We use foreign currency forward contracts to mitigate risks associated with changes in foreign currency exchange rates on transactions denominated primarily in the euro, British pound and Canadian dollar. In February 2007, we revised certain guidelines related to our longer-term foreign currency forward contracts, which we designate as hedges, to allow us to use contracts with maturities of up to 36 months at inception to mitigate some of the risk related to forecasted revenues, with a targeted weighted-average maturity of approximately one year at any point in time. Prior to revising our guidelines with respect to such longer-term foreign currency forward contracts, maturities at inception were generally one year or less. We expect that the extension of the maturity of certain of our hedges will provide additional predictability of future cash flows from our international operations and allow us to better manage and mitigate risks associated with changes in foreign currency exchange rates.

Prior to September 29, 2006, we did not have any derivative instruments that were designated as hedges under the provisions of SFAS No. 133. As a result, changes in the fair market value of our outstanding derivative instruments, which are impacted primarily by fluctuations in the euro, have been recognized in “derivative gains/(losses), net” in the condensed consolidated statement of income for all derivatives entered into prior to September 29, 2006. Since these instruments were not designated to qualify for hedge accounting treatment, there was resulting volatility in our net income for the periods presented prior to September 29, 2006. For example, during the six months ended June 30, 2006, we had pre-tax derivative losses of $27.2 million. On a go-forward basis, we anticipate significantly less volatility in our condensed consolidated statements of income.

A hypothetical uniform 10% strengthening or weakening in the value of the United States dollar relative to all other currencies in which our profits are denominated would result in a decrease/increase to pretax income of approximately $27 million as of December 31, 2006. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Interest Rates

The majority of our interest bearing assets carry floating interest rates, and are included in our condensed consolidated balance sheets within “cash and cash equivalents” and “settlement assets.” Such assets classified as “cash and cash equivalents” are highly liquid investments with maturities of three months or less at the date of purchase and are readily convertible to cash. To the extent assets carrying floating interest rates are held in connection with money transfers and other related payment services awaiting redemption, they are classified as “settlement assets.” Earnings on these investments will increase and decrease with changes in the underlying short term interest rates.

In addition, a portion of our investments are fixed rate interest-bearing securities, which may include investments made from cash received from our money transfer business and other related payment services awaiting redemption. As interest rates rise, the fair market value of these fixed rate interest-bearing securities will decrease; conversely, a decrease to interest rates would result in an increase to the fair market values of the securities. We have classified these investments as available-for-sale within settlement assets in the condensed consolidated balance sheets, and accordingly, recorded these instruments at their fair market value with the net unrealized gains and losses, net of the applicable deferred income tax effect, being added to or deducted from our total stockholders’ deficiency on our condensed consolidated balance sheets.

As of June 30, 2007, $500.0 million of our total $3.2 billion in debt is based on floating interest rates, which is based on the three month LIBOR plus 15 basis points and is reset quarterly. Additionally, as of June 30, 2007, $159.9 million of our borrowings represented commercial paper with a weighted-average interest rate of approximately 5.5% and a weighted-average initial term of 7 days, and therefore, similar to our floating rate debt, is sensitive to changes in interest rates. We revised certain guidelines in February 2007 and have begun, through the use of derivatives designated as hedges, to increase the percent of floating rate debt, subject to market conditions. For example, during June 2007, the Company entered into an interest rate swap with a notional amount of $75.0 million to manage the mix of fixed and floating rates in the Company’s debt portfolio. Interest expense incurred in connection with these borrowings and related hedges will increase and decrease with changes in the underlying short-term interest rates. Our weighted-average interest rate on our borrowings, including our hedges, outstanding at June 30, 2007 was approximately 5.7%.

A hypothetical uniform 100 basis point increase in interest rates would result in a decrease to pre-tax income of approximately $7 million annually based on our borrowings on June 30, 2007 that are sensitive to interest rate fluctuations. The same 100 basis point increase in interest rates, if applied to our cash and investment balances on June 30, 2007 that are sensitive to interest rate fluctuations, would result in an offsetting benefit to pre-tax income of $15 million annually. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that interest rate changes would be instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income. In addition, the current mix of fixed versus floating rate debt and investments and the level of assets and liabilities will change over time.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

The information under the caption “Risk Management” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2 of Part I of this report is incorporated herein by reference.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our controls and procedures related to our reporting and disclosure obligations as of the quarter presented. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the quarter presented, the disclosure controls and procedures were effective to ensure that information required to be disclosed by us, including our consolidated subsidiaries, in the reports we file or submit under the Exchange Act, is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Changes in Internal Control over Financial Reporting

There were no changes that occurred during the fiscal quarter covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of The Western Union Company

We have reviewed the condensed consolidated balance sheet of The Western Union Company as of June 30, 2007, and the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2007 and 2006, and the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of The Western Union Company as of December 31, 2006, and the related consolidated statements of income, cash flows, and stockholders’ (deficiency)/net investment in The Western Union Company for the year then ended (not presented herein) and in our report dated February 22, 2007, we expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph for the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment,” effective January 1, 2006. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young LLP

Denver, Colorado

August 6, 2007

PART II

OTHER INFORMATION

Item 1.	Legal Proceedings

In the normal course of business, Western Union is subject to claims and litigation. Management of Western Union believes such matters involving a reasonably possible chance of loss will not, individually or in the aggregate, result in a materially adverse effect on Western Union’s financial position, results of operations or cash flows. Western Union accrues for loss contingencies as they become probable and estimable.

Item 1A.	Risk Factors

There have been no material changes to the risk factors, described in our 2006 Annual Report on Form 10-K.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

The following table provides information about the Company’s purchases of shares of the Company’s common stock during the second quarter:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs *	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 – April 30, 2007	600,000	$21.55	600,000	$854.5
May 1 – May 31, 2007	5,717,900	$21.46	5,717,900	$731.8
June 1 – June 30, 2007	1,453,700	$22.21	1,453,700	$699.5

Total	7,771,600	$21.61	7,771,600

*	In September 2006, our Board of Directors authorized and publicly announced the plan to repurchase up to $1 billion of our common stock through December 31, 2008.

Item 4.	Submission of Matters to a Vote of Security Holders

The Company held its annual stockholders’ meeting on May 10, 2007. At the Annual Meeting, the stockholders of the Company (i) elected the persons listed below to serve as directors of the Company for a three year term, (ii) approved The Western Union Company 2006 Long-Term Incentive Plan, (iii) approved The Western Union Company Senior Executive Annual Incentive Plan and (iv) ratified selection of auditors. The following directors’ terms of office continued after the meeting: Jack M. Greenberg, Alan J. Lacy, Linda Fayne Levinson, Roberto G. Mendoza, Mike Miles and Dennis Stevenson.

Proposal 1: Election of Directors.

Nominee	For	Withheld
Dinyar S. Devitre	628,287,563	66,613,211
Betsy D. Holden	628,321,151	66,579,623
Christina A. Gold	626,130,256	68,770,518

Proposal 2: Approval of The Western Union Company 2006 Long-Term Incentive Plan.

For	Against	Abstentions	Broker Non-Votes
635,054,610	53,324,631	6,521,533	—

Proposal 3: Approval of The Western Union Senior Executive Annual Incentive Plan.

For	Against	Abstentions	Broker Non-Votes
635,213,139	53,046,404	6,641,231	—

Proposal 4: Ratification of Selection of Auditors.

For	Against	Abstentions	Broker Non-Votes
676,482,696	12,898,407	5,519,671	—

Item 5.	Other Information

Approval of 2006 Long-Term Incentive Plan

On May 10, 2007, stockholders of The Western Union Company (the “Company”) approved the Company’s 2006 Long-Term Incentive Plan (“Amended and Restated LTIP”) pursuant to which the Company’s Compensation and Benefits Committee may award stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, bonus stock awards, performance grants, or any combination thereof to employees of the Company or its subsidiaries or affiliates and other individuals who perform services for the Company or its subsidiaries or affiliates. 120,000,000 shares of the Company’s common stock may be subject to awards under the Amended and Restated LTIP, subject to adjustment for changes in the capital stock of the Company. Of the share reserve, as of December 31, 2006, 69,013,620 shares represent First Data Corporation equity awards granted prior to the spin-off that were converted into Company equity awards at the time of the spin-off (and of these converted awards, 47,221,842 shares represent Company equity awards held by First Data Corporation employees and directors). This description of the Amended and Restated LTIP is qualified in its entirety by reference to the full text of the Amended and Restated LTIP, which is filed as Exhibit 10.1 to this Quarterly Report on Form 10-Q and is hereby incorporated herein by reference.

Approval of Senior Executive Annual Incentive Plan

On May 10, 2007, stockholders of the Company approved the Company’s Senior Executive Annual Incentive Plan (the “SEAIP”) pursuant to which the Company’s Compensation and Benefits Committee may grant annual cash incentive awards to the Company’s Chief Executive Officer and other senior executive officers. These awards are not expected to be subject to the limitation on deductions for federal income tax purposes in Section 162(m) of the Internal Revenue Code of 1986, as amended. Under the SEAIP each year, a bonus pool will be established equal to 3% of the Company’s operating income. No more than one-third of such bonus pool can be allocated to any participant, and the Compensation and Benefits Committee has the discretion to reduce participants’ bonuses to amounts lower than their respective share of the bonus pool. Pursuant to its power to exercise negative discretion, the Compensation and Benefits Committee selected revenue and corporate operating income objectives as performance measures for 2007. If the Company meets all target performance levels for 2007 as established by the Compensation and Benefits Committee of the Company, the expected target and maximum incentive awards for all executive officers as a group as of March 12, 2007 were $4,385,908 and $8,771,815, respectively. This description of the SEAIP is qualified in its entirety by reference to the full text of the SEAIP, which is filed as Exhibit 10.2 to this Quarterly Report on Form 10-Q and is hereby incorporated herein by reference.

Item 6.	Exhibits

See “Exhibit Index” for documents filed herewith and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 7, 2007	By	/s/ Scott T. Scheirman
Scott T. Scheirman
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Date: August 7, 2007	By	/s/ Amintore T.X. Schenkel
Amintore T.X. Schenkel
Senior Vice President, Chief Accounting Officer, and Controller (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
10.1	The Western Union Company 2006 Long-Term Incentive Plan, as amended

10.2	The Western Union Company Senior Executive Annual Incentive Plan

12	Computation of Ratio of Earnings to Fixed Charges

15	Letter from Ernst & Young LLP Regarding Unaudited Interim Financial Information

31.1	Certification of Chief Executive Officer of The Western Union Company Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer of The Western Union Company Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

Exhibit 10.1

THE WESTERN UNION COMPANY

2006 LONG-TERM INCENTIVE PLAN

(As Amended and Restated on February 21, 2007)

I. INTRODUCTION

1.1. Purposes. The purposes of The Western Union Company 2006 Long-Term Incentive Plan, as amended and restated on February 21, 2007, (the “Plan”) are (i) to advance the interests of The Western Union Company (the “Company”) by attracting and retaining high caliber employees, and other key individuals who perform services for the Company, a Subsidiary or an Affiliate, (ii) to align the interests of the Company’s stockholders and recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company’s growth and success and (iii) to motivate award recipients to act in the long-term best interests of the Company and its stockholders.

1.2. Definitions.

“2006 LTIP” shall mean The Western Union Company 2006 Long-Term Incentive Plan as adopted on September 28, 2006 by First Data in its capacity as the sole stockholder of the Company.

“Affiliate” shall mean any entity of which the Company owns or controls, directly or indirectly, less than 50% but at least 20% of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable equity participation and voting power).

“Agreement” shall mean the written agreement evidencing an award hereunder between the Company and the recipient of such award and shall include any terms and conditions that may apply to such award.

“Board” shall mean the Board of Directors of the Company.

“Bonus Stock” shall mean shares of Common Stock that are not subject to a Restriction Period or Performance Measures.

“Bonus Stock Award” shall mean an award of Bonus Stock.

“Cause” shall mean the willful and continued failure to substantially perform the duties assigned by the Company, a Subsidiary or an Affiliate (other than a failure resulting from the award recipient’s Disability), the willful engaging in conduct which is demonstrably injurious to the Company, a Subsidiary or an Affiliate (monetarily or otherwise), any act of dishonesty, the commission of a felony, the continued failure to meet performance standards, excessive absenteeism, or a significant violation of any statutory or common law duty of loyalty to the Company, a Subsidiary or an Affiliate.

“Change in Control” shall mean:

(a) the acquisition by any individual, entity or group (a “Person”), including any “person” within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act, of 25% or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Common Stock”) or (ii) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); excluding, however, the following: (A) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of an exercise, conversion or exchange privilege unless the security being so exercised, converted or exchanged was acquired directly from the Company), (B) any acquisition by the Company, (C) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii), and (iii) of subsection (c) of this definition; provided further, that for purposes of clause (B), if any Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company) shall become the beneficial owner of 25% or more of the Outstanding Common Stock or 25% or more of the Outstanding Voting Securities by reason of an acquisition by the Company, and such Person shall, after such acquisition by the Company, become the beneficial owner of any additional shares of the Outstanding Common Stock or any additional Outstanding Voting Securities and such beneficial ownership is publicly announced, such additional beneficial ownership shall constitute a Change in Control;

(b) The cessation of individuals, who constitute the Board (the “Incumbent Board”) as of the date this Plan is adopted by the Board, to constitute at least a majority of such Incumbent Board; provided that any individual who becomes a director of the Company subsequent to the date this Plan is approved by the Board whose election, or nomination for election by the Company’s stockholders, was approved by the vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed a member of the Incumbent Board; and provided further, that any individual who was initially elected as a director of the Company as a result of an actual or threatened solicitation by a Person other than the Board for the purpose of opposing a solicitation by any other Person with respect to the election or removal of directors, or any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall not be deemed a member of the Incumbent Board;

(c) the consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Corporate Transaction”); excluding, however, a Corporate Transaction pursuant to which (i) all or substantially all of the individuals or entities who are the beneficial owners, respectively, of the Outstanding Common Stock and the Outstanding Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 60% of, respectively, the outstanding shares of common stock, and the combined voting power of the outstanding securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or indirectly) in substantially the same proportions relative to each other as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Common Stock and the Outstanding Voting Securities, as the case may be, (ii) no Person (other than: the Company; any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; the corporation resulting from such Corporate Transaction; and any Person which beneficially owned, immediately prior to such Corporate

Transaction, directly or indirectly, 25% or more of the Outstanding Common Stock or the Outstanding Voting Securities, as the case may be) will beneficially own, directly or indirectly, 25% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding securities of such corporation entitled to vote generally in the election of directors and (iii) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction; or

(d) the consummation of a plan of complete liquidation or dissolution of the Company.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Committee” shall mean the Compensation and Benefits Committee of the Board or its delegate, or any other committee comprised entirely of “non-employee” directors within the meaning of Section 16 of the Exchange Act that the Board may designate to administer this Plan.

“Common Stock” shall mean the common stock of the Company.

“Company” has the meaning specified in Section 1.1.

“Corporate Transaction” shall have the meaning set forth in the definition of “Change in Control” in this Section 1.2.

“Disability” shall mean the inability of the holder of an award to perform substantially such holder’s duties and responsibilities due to a physical or mental condition (i) that would entitle such holder to benefits under the Company’s Long-Term Disability Plan (or similar disability plan of the Company, a Subsidiary or an Affiliate in which such holder is a participant) or if the Committee deems it relevant, any disability rights provided as a matter of local law or (ii) if such holder is not eligible for long-term disability benefits under any plan sponsored by the Company, a Subsidiary, or an Affiliate, that would, as determined by the Committee, entitle such holder to benefits under the Company’s Long-Term Disability Plan if such holder were eligible therefor. In the case of Incentive Stock Options, the term “Disability” shall have the same meaning as “Permanent and Total Disability” as such term is defined in this Section 1.2.

“Employee Matters Agreement” shall mean the agreement entered into by the Company and First Data as of September 29, 2006.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fair Market Value” shall mean the closing price of a share of Common Stock as reported on the New York Stock Exchange trading on a “when issued” basis or in the New York Stock Exchange Composite Transactions, as the case may be, on the date as of which such value is being determined; provided, however, that if there shall be no reported transactions for such date, Fair Market Value shall be based on the appropriate closing price on the next preceding date for which transactions were reported; and provided further that if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate. Notwithstanding the preceding sentence, solely for purposes of determining an award holder’s tax payment obligations under Section 5.5, in lieu of the definition of Fair Market Value in the preceding sentence, the Committee may determine that Fair Market Value shall mean the average of the high and low transaction prices of a share of Common Stock as reported in the New York Stock Exchange Composite Transactions on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the next preceding date for which transactions were reported.

“Family Entity” shall mean a trust in which one or more Family Members have more than fifty percent of the beneficial interest, a foundation in which the award holder and/or one or more Family Members control the management of assets and any other entity in which the award holder and/or one or more Family Members own more than fifty percent of the voting interests.

“Family Member” shall mean an award holder’s spouse, parent, child, stepchild, grandchild, sibling, mother or father-in-law, son or daughter-in-law, stepparent, grandparent, former spouse, niece, nephew or brother or sister-in-law, including adoptive relationships, or any person sharing the award holder’s household (other than a tenant or employee).

“First Data” shall mean First Data Corporation, including any subsidiary or affiliate thereof. A subsidiary of First Data Corporation shall mean any entity of which First Data Corporation owns or controls, directly or indirectly, 50% or more of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable equity participation and voting power). An affiliate of First Data Corporation shall mean any entity of which First Data Corporation owns or controls, directly or indirectly, less than 50% of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable equity participation and voting power).

“Incentive Stock Option” shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

“Incumbent Board” shall have the meaning set forth in the definition of “Change in Control” in this Section 1.2.

“Mature Shares” shall mean previously-acquired shares of Common Stock for which the holder thereof has good title, free and clear of all liens and encumbrances and which such holder either (i) has held for at least six months or (ii) has purchased on the open market.

“Nonqualified Stock Option” shall mean an option (including a Purchased Stock Option) to purchase shares of Common Stock which is not an Incentive Stock Option.

“Outstanding Common Stock” shall have the meaning set forth in the definition of “Change in Control” in this Section 1.2.

“Outstanding Voting Securities” shall have the meaning set forth in the definition of “Change in Control” in this Section 1.2.

“Performance Grant” shall mean an award conferring a right, contingent upon the attainment of specified Performance Measures within a specified Performance Period, to receive shares of Common Stock, Restricted Stock, Restricted Stock Units, cash, or any combination thereof, as determined by the Committee or as evidenced in the Agreement relating to such Performance Grant.

“Performance Measures” shall mean the criteria and objectives that may be established by the Committee, which must be satisfied or met (i) as a condition to the exercisability of all or a portion of a Stock Option or SAR, (ii) as a condition to the grant of a Stock Award or (iii) during the applicable Restriction Period or Performance Period as a condition to the holder’s receipt, in the case of a Stock Award, of the shares of Common Stock subject to such award and/or of payment with respect to such award, or, in the case of a Performance Grant, of the shares of Common Stock, Restricted Stock or Restricted Stock Units subject to such award and/or of payment with respect to such award. Such criteria and objectives may include one or more of the following: the attainment by a share of Common Stock of a specified value within or for a specified period of time, earnings per share, earnings before interest expense and taxes, return to stockholders (including dividends), return on equity, earnings, revenues, cash flow or cost reduction goals, operating income, pretax return on total capital, economic value added, or any combination of the foregoing. Such criteria and objectives may relate to results obtained by the individual, the Company, a Subsidiary, an Affiliate, or any business unit or division thereof, or may apply to results obtained relative to a specific industry or a specific index. If the Committee desires that compensation payable pursuant to any award subject to Performance Measures be “qualified performance-based compensation” within the meaning of Section 162(m) of the Code, the Performance Measures (i) shall be established by the Committee no later than the end of the first quarter of the Performance Period or Restriction Period, as applicable (or such other time designated by the United States Internal Revenue Service) and (ii) shall satisfy all other applicable requirements imposed under United States Treasury Regulations promulgated under Section 162(m) of the Code, including the requirement that such Performance Measures be stated in terms of an objective formula or standard.

“Performance Period” shall mean any period designated by the Committee or specified in an Agreement during which the Performance Measures applicable to a Performance Grant shall be measured.

“Permanent and Total Disability” shall have the meaning set forth in Section 22(e)(3) of the Code or any successor thereto.

“Person” shall have the meaning set forth in the definition of “Change in Control” set forth in this Section 1.2.

“Plan” shall have the meaning set forth in Section 1.1.

“Plan Share Limit” shall have the meaning set forth in Section 1.5.

“Post-Termination Exercise Period” shall mean the period specified in or pursuant to Section 2.3(a), Section 2.3(b), Section 2.3(d) or Section 2.3(e) following termination of employment with or service to the Company during which a Stock Option or SAR may be exercised.

“Purchased Stock Option” shall mean a Nonqualified Stock Option that is sold to eligible individuals at a price determined by the Committee, has an exercise price equal to the Fair Market Value of the Common Stock subject to such Stock Option on the date such Stock Option is sold to the eligible individual, and contains such additional terms and conditions as the Committee deems appropriate.

“Related Employment” shall mean the employment or performance of services by an individual for an employer that is neither the Company nor a Subsidiary nor an Affiliate, provided that (i) such employment or performance of services is undertaken by the individual at the request of the Company, a Subsidiary or an Affiliate, (ii) immediately prior to undertaking such employment or performance of services, the individual was employed by or performing service for the Company, a Subsidiary, or an Affiliate or was engaged in Related Employment and (iii) such employment or performance of services is in the best interests of the Company as determined by the Committee and is recognized by the Committee, in its discretion, as Related Employment. The death or Disability of an individual or his or her involuntary termination of employment during a period of Related Employment shall be treated, for purposes of this Plan, as if the death, Disability or involuntary termination had occurred while the individual was employed by or performing services for the Company, a Subsidiary or an Affiliate.

“Replacement and Substitute Award” shall mean a Stock Option, Restricted Stock Award, or Restricted Stock Unit Award granted in connection with the spin-off of the Company to certain current and former employees and directors of First Data pursuant to the terms of the Employee Matters Agreement.

“Restricted Stock” shall mean shares of Common Stock which are subject to a Restriction Period.

“Restricted Stock Award” shall mean an award of Restricted Stock under this Plan.

“Restricted Stock Unit” shall mean the right to receive one share of Common Stock or the Fair Market Value thereof in cash, which shall be contingent upon the expiration of a specified Restriction Period and subject to such additional restrictions as may be contained in the Agreement relating thereto. The Committee shall specify in the Agreement whether a Restricted Stock Unit Award shall be payable in Common Stock, cash, or any combination thereof.

“Restricted Stock Unit Award” shall mean an award of Restricted Stock Units under this Plan.

“Restriction Period” shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award or (ii) the vesting conditions applicable to a Restricted Stock Unit Award shall remain in effect.

“Retirement” shall mean an employee’s termination of employment with or service to the Company by reason of retirement on or after (i) age 65, or (ii) age 55, provided the employee has completed at least 10 Years of Service.

“SAR” shall mean the right to receive, upon exercise, shares of Common Stock (which may be Restricted Stock), cash or a combination thereof with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

“Stock Award” shall mean a Restricted Stock Award, a Restricted Stock Unit Award, or a Bonus Stock Award.

“Stock Option” shall mean a Nonqualified Stock Option or an Incentive Stock Option.

“Subsidiary” shall mean any entity of which the Company owns or controls, directly or indirectly, 50% or more of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable equity participation and voting power).

“Tax Date” shall have the meaning set forth in Section 5.5.

“Ten Percent Holder” shall have the meaning set forth in Section 2.1(a).

“Years of Service” shall mean (i) the number of years of service credited to an individual under the Company’s Incentive Savings Plan (“ISP”) or (ii) if the individual is not eligible to participate in the ISP, the number of such individual’s years of service, computed as if the individual had been eligible to participate in the ISP while employed by the Company or a Subsidiary, provided, however, that unless otherwise provided in the Agreement, the computed number of years of service shall not include any period of an individual’s employment with an Affiliate.

1.3. Administration. This Plan shall be administered by the Committee. The Committee may grant any one or a combination of the following awards under this Plan to eligible persons: (i) Stock Options (in the form of Nonqualified Stock Options or Incentive Stock Options), (ii) SARs, (iii) Restricted Stock Awards, (iv) Restricted Stock Unit Awards, (v) Bonus Stock Awards, and (vi) Performance Grants.

The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award.

The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish, amend and revoke rules and regulations it deems necessary or desirable for the administration of this Plan, adopt sub-plans applicable to specific Subsidiaries, Affiliates or locations and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities to the extent permitted under local law. The Committee may require, as a condition to the issuance, exercise, settlement or acceptance of an award under this Plan, that the award recipient agree to mandatory arbitration to settle any disputes relating to such award. All such interpretations, rules, regulations and conditions shall be final, binding and conclusive.

In exercising its power and authority hereunder with respect to Replacement and Substitute Awards held by current and former employees (other than Business Employees, as such term is defined in the Employee Matters Agreement) and directors of First Data (and their respective transferees), the Company shall (i) act in good faith and (ii) cooperate with and give due regard to any information provided by First Data. In addition, with respect to such Replacement and Substitute Awards, the Company shall not, without the prior written consent of the First Data Compensation Committee, take any discretionary action to accelerate vesting of any such awards.

To the extent permitted by applicable law, the Committee may delegate some or all of its power and authority hereunder to another entity or committee, a member of the Board, or one or more officers of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to another entity or committee, a member of the Board, or one or more officers of the Company with regard to (i) the grant of an award to any person who is a “covered employee” within the meaning of Section 162(m) of the Code or who, in the Committee’s judgment, is likely to be a covered employee at any time during the period an award hereunder to such employee would be outstanding, (ii) the selection for participation in this Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer or other person, and (iii) any decision regarding the impact of a Change in Control on awards issued under the Plan.

No member of the Committee, and no entity, committee, member of the Board or officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Committee and such entities, committees, members of the Board or officers shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys’ fees) arising therefrom to the full extent permitted by law.

A majority of the Committee shall constitute a quorum. The acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by all of the members of the Committee without a meeting.

1.4. Eligibility. All employees of the Company, Subsidiaries and Affiliates and other individuals who perform services for the Company, a Subsidiary or an Affiliate are eligible to receive awards under this Plan, as the Committee in its sole discretion may select from time to time. In connection with the spin-off of the Company, certain current and former employees and directors of First Data will receive Replacement and Substitute Awards. The Committee’s selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time.

1.5. Shares Available.

(a) Plan Share Limit. Subject to adjustment as provided in Section 5.7, 120,000,000 shares of Common Stock shall be available under this Plan (the “Plan Share Limit”).

(b) Deductions. Shares of Common Stock subject to Stock Options and SARs shall apply against and reduce the Plan Share Limit as one share for every one share subject thereto. Shares of Common Stock subject to Stock Awards and Performance Grants shall apply against and reduce the Plan Share Limit as one share for every one share subject thereto or payable pursuant thereto; provided, however, that if and during any period when more than 30,000,000 of the shares of Common Stock available under the Plan Share Limit are subject to Stock Awards and Performance Grants, the remaining shares of Common Stock available under the Plan Share Limit shall be reduced by three shares for every one share awarded pursuant to Stock Awards and Performance Grants in excess of 30,000,000 of the Plan Share Limit. Dividend equivalents paid in cash with respect to awards shall not apply against or reduce the Plan Share Limit.

(c) Increases. The Plan Share Limit, as reduced pursuant to Section 1.5(b), shall be increased (but not above the number of shares set forth in Section 1.5(a)) by shares of Common Stock subject to an outstanding award that are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award. The Plan Share Limit shall not be increased by (i) shares of Common Stock delivered or withheld to pay all or a portion of the exercise price of an award, (ii) shares of Common Stock delivered or withheld to satisfy all or a portion of the tax withholding obligations relating to an award, (iii) shares subject to a SAR that is exercised, whether or not shares of Common Stock are issued to the Participant upon exercise of the SAR, or (iv) shares of Common Stock that are repurchased by the Company with the proceeds from the exercise of an award. Increases in the Plan Share Limit pursuant to this Section 1.5(c) shall be made in a manner consistent with the Plan Share Limit deductions in effect at the time such increase occurs under Section 1.5(b).

(d) Performance-based Compensation. To the extent necessary for an award to be qualified performance-based compensation under Section 162(m) of the Code, the maximum aggregate number of shares of Common Stock with respect to which Stock Options, SARs, Stock Awards or Performance Grants may be issued to any individual during a calendar year shall be one-half of one percent of the total number of outstanding shares of Common Stock of the Company as of the preceding December 31st. The maximum amount of cash payable during a calendar year to any person in connection with a Performance Grant shall be $8,000,000.

(e) Source of Shares. Shares of Common Stock shall be made available from authorized but unissued shares, treasury shares, reacquired shares, or any combination thereof.

1.6 Employment. Unless otherwise expressly provided herein, references to “employment” with the Company or “employment with or service to the Company” shall mean the employment with or service to the Company, a Subsidiary or an Affiliate, including transfers of employment between the Company, a Subsidiary and an Affiliate, approved leaves of absence, and Related Employment.

II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1. Stock Options. The Committee may, in its discretion, grant Stock Options to such eligible persons as may be selected by the Committee. An Incentive Stock Option may not be granted to any person who is not an employee of the Company or any parent or subsidiary (as defined in Section 424 of the Code). Each Incentive Stock Option shall be granted within ten years of the date this Plan is adopted by the Board. To the extent the aggregate Fair Market Value

(determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or subsidiary as defined in Section 424 of the Code) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Stock Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of Shares and Purchase Price. The number of shares of Common Stock subject to a Stock Option shall be determined by the Committee. The purchase price per share of Common Stock purchasable upon exercise of a Stock Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such Stock Option; provided, however, that if an Incentive Stock Option shall be granted to any person who, at the time such Incentive Stock Option is granted, owns capital stock possessing more than ten percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or subsidiary as defined in Section 424 of the Code) (a “Ten Percent Holder”), the purchase price per share of Common Stock shall be the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

(b) Option Period and Exercisability. The period during which a Stock Option may be exercised shall be determined by the Committee; provided, however, that no Stock Option shall be exercised later than ten years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such Incentive Stock Option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of a Stock Option or to the exercisability of all or a portion of a Stock Option. The Committee shall determine whether a Stock Option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable Stock Option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(c) Method of Exercise. A Stock Option may be exercised (i) by giving written notice to the Company specifying the number of whole shares of Common Stock to be purchased and accompanied by payment therefor in full (or arrangement made for such payment to the Company’s satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of Mature Shares having an aggregate Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) except as may be prohibited by applicable law, in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, or (D) by a combination of (A) and (B), in each case to the extent set forth in the Agreement relating to the Stock Option, and (ii) by executing such documents as the Company may reasonably request. Any fraction of a share of Common Stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the optionee. No certificate or other indicia of ownership representing Common Stock shall be delivered until the full purchase price therefor, and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction).

(d) Minimum Vesting Period. Except as provided in this subsection or as otherwise provided under the Plan, no Stock Option award may become exercisable in full until three years from the date such Stock Option was granted and no portion of a Stock Option award may become exercisable until one year from the date such Stock Option was granted. The limitations of the preceding sentence shall not apply in the case of a Stock Option that becomes exercisable as a result of the attainment of a specified Performance Measure or in the case of a Stock Option granted as an employee recognition award, a retention award, or to a newly hired employee; provided that except as provided for under the Plan no portion of any such Stock Option may become exercisable until six months from the date the Stock Option was granted. The exceptions in the preceding sentence to the general minimum vesting provisions of this subsection, other than the exception applying to a Stock Option that becomes exercisable as a result of the attainment of a specified Performance Measure, are intended to be applied only in special circumstances as determined by the Committee (or its delegate).

(e) Repricing and Discounting. Subject to Section 5.7, the repricing or discounting of Stock Options is expressly disallowed under this Plan.

2.2. Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of SARs and Base Price. The number of SARs subject to an award shall be determined by the Committee. The base price of an SAR shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date such SAR is granted.

(b) Exercise Period and Exercisability. The Agreement relating to an award of SARs shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that no SAR shall be exercised later than ten years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised only with respect to a whole number of SARs. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates or other indicia of ownership representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of an SAR for shares of Common Stock, including Restricted Stock, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR and shall have rights as a stockholder of the Company in accordance with Section 5.10.

(c) Method of Exercise. An SAR may be exercised (i) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (ii) by executing such documents as the Company may reasonably request.

(d) Minimum Vesting Period. Except as provided in this subsection or as otherwise provided under the Plan, no SAR award may become exercisable in full until three years from the date such SAR was granted and no portion of a SAR award may become exercisable until one year from the date such SAR was granted. The limitations of the preceding sentence shall not apply in the case of a SAR that becomes exercisable as a result of the attainment of a specified Performance Measure or in the case of a SAR granted as an employee recognition award, a retention award, or to a newly hired employee; provided that except as provided for under the Plan no portion of any such SAR may become exercisable until six months from the date the SAR was granted. The exceptions in the preceding sentence to the general minimum vesting provisions of this subsection, other than the exception applying to a SAR that becomes exercisable as a result of the attainment of a specified Performance Measure, are intended to be applied only in special circumstances as determined by the Committee (or its delegate).

(e) Repricing and Discounting. Subject to Section 5.7, the repricing or discounting of SARs is expressly disallowed under this Plan.

2.3. Termination of Employment or Service.

(a) Disability. Unless otherwise specified in the Agreement, if the employment with or service to the Company of the holder of a Stock Option or SAR terminates by reason of Disability, each Stock Option and SAR held by such holder shall become fully vested and exercisable and may thereafter be exercised by such holder (or such holder’s legal representative or similar person) until the date which is one year after the effective date of such holder’s termination of employment or service, or if earlier, the expiration date of the term of such Stock Option or SAR.

(b) Retirement. Unless otherwise specified in the Agreement, if the employment with or service to the Company of the holder of a Stock Option or SAR terminates by reason of Retirement, each Stock Option and SAR held by such holder shall continue to vest in accordance with its terms, and to the extent vested, may thereafter be exercised by such holder (or such holder’s legal representative or similar person) until the date which is four years after the effective date of such holder’s termination of employment or service, or if earlier, the expiration date of the term of such Stock Option or SAR.

(c) Death. Unless otherwise specified in the Agreement, if the employment with or service to the Company of the holder of a Stock Option or SAR terminates by reason of death, each Stock Option and SAR held by such holder shall become fully vested and exercisable and may thereafter be exercised by such holder’s executor, administrator, legal representative, beneficiary or similar person until the date which is one year after the date of death, or if earlier, the expiration date of the term of such Stock Option or SAR.

(d) Involuntary Termination Without Cause. Unless otherwise specified in the Agreement, and except as provided in Section 5.8, if the employment with or service to the Company of the holder of a Stock Option or SAR is terminated by the Company, a Subsidiary or an Affiliate without Cause, each Stock Option and SAR held by such holder shall cease to vest, and to the extent already vested, may thereafter be exercised by such holder (or such holder’s legal representative or similar person) until the date which is three months after such involuntary termination, or if earlier, the expiration date of the term of such Stock Option or SAR.

(e) Termination for Cause. If the employment with or service to the Company of the holder of a Stock Option or SAR is terminated for Cause, each Stock Option and SAR held by such holder shall cease to vest, and to the extent already vested, may thereafter be exercised by such holder (or such holder’s legal representative or similar person) until the close of the New York Stock Exchange (if open) on the date of such holder’s termination of employment or service. If the New York Stock Exchange is closed at the time of such holder’s termination of employment, then such Stock Option or SAR shall be forfeited at the time such holder’s employment is terminated and shall be canceled by the Company.

(f) Other Termination. Unless otherwise specified in the Agreement, if the employment with or service to the Company of the holder of a Stock Option or SAR terminates for any reason other than Disability, Retirement, death, involuntary termination without Cause, or termination for Cause, each Stock Option and SAR held by such holder shall cease to vest, and to the extent already vested, may thereafter be exercised by such holder (or such holder’s legal representative or similar person) until the close of the New York Stock Exchange (if open) on the date which is the thirtieth (30th) day following such holder’s termination of employment or service. If the New York Stock Exchange is closed on such date, then such Stock Option or SAR shall be forfeited and shall be canceled by the Company effective with the close of the New York Stock Exchange on the next following day in which the New York Stock Exchange is open.

(g) Death Following Termination of Employment or Service. Unless otherwise specified in the Agreement, if the holder of a Stock Option or SAR dies during the applicable Post-Termination Exercise Period, each Stock Option and SAR held by such holder shall be exercisable only to the extent that such Stock Option or SAR is exercisable on the date of such holder’s death and may thereafter be exercised by the holder’s executor, administrator, legal representative, beneficiary or similar person until the date which is one year after the date of death, or if earlier, the expiration date of the term of such Stock Option or SAR.

III. STOCK AWARDS

3.1. Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to the Stock Award shall specify whether the Stock Award is a Restricted Stock Award, a Restricted Stock Unit Award, or a Bonus Stock Award.

3.2. Terms of Stock Awards. Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Stock Award and the Performance Measures (if any) and the Restriction Period applicable to a Restricted Stock Award or a Restricted Stock Unit Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Award or Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award, in the case of a Restricted Stock Award, or for the vesting of the

Restricted Stock Unit Award itself, in the case of Restricted Stock Unit Award, (i) if specified Performance Measures are satisfied or met during the specified Restriction Period or (ii) if the holder of such award remains continuously in the employment of or service to the Company during the specified Restriction Period, and for the forfeiture of all or a portion of the shares of Common Stock subject to such award in the case of a Restricted Stock Award, or for the forfeiture of the Restricted Stock Unit Award itself, in the case of a Restricted Stock Unit Award, (x) if specified Performance Measures are not satisfied or met during the specified Restriction Period or (y) if the holder of such award does not remain continuously in the employment of or service to the Company during the specified Restriction Period.

Bonus Stock Awards shall not be subject to any Performance Measures or Restriction Periods.

(c) Share Certificates/Indicia of Ownership. During the Restriction Period, a certificate or certificates or other indicia of ownership representing a Restricted Stock Award may be registered in the holder’s name or a nominee name at the discretion of the Company and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the shares of Common Stock represented thereby is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. As determined by the Committee, all certificates or other indicia of ownership registered in the holder’s name shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of any applicable Performance Measures), or upon the grant of a Bonus Stock Award, in each case subject to the Company’s right to require payment of any taxes in accordance with Section 5.5, a certificate or certificates evidencing ownership, or such other indicia of ownership as determined by the Committee, of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the Committee’s right to cause such Award to be cancelled pursuant to an adjustment under Section 5.7, the holder of such award shall have all rights as a stockholder of the Company, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that unless the Committee determines otherwise, a distribution with respect to shares of Common Stock, including a regular cash dividend, shall be deposited with the Company and replaced with additional Restricted Stock Awards with a Fair Market Value equal to such distribution and otherwise subject to the same restrictions as the shares of Common Stock with respect to which such distribution was made.

(e) Rights and Provisions Applicable to Restricted Stock Unit Awards. The Agreement relating to a Restricted Stock Unit Award shall specify whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, or the deemed reinvestment of any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Prior to the settlement of a Restricted Stock Unit Award, the holder thereof shall not have any rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award, except to the extent that the Committee, in its sole discretion, may grant dividend equivalents on Restricted Stock Unit Awards which are settled in shares of Common Stock. No shares of Common Stock and no certificates or other indicia of ownership representing shares of Common Stock that are subject to a Restricted Stock Unit Award shall be issued upon the grant of a Restricted Stock Unit Award. Instead, shares of Common Stock subject to Restricted Stock Unit Awards and the certificates or other indicia of ownership representing such shares of Common Stock shall only be distributed at the time of settlement of such Restricted Stock Unit Awards in accordance with the terms and conditions of this Plan and the Agreement relating to such Restricted Stock Unit Award.

(f) Minimum Restriction Period. Except as provided in this subsection or as otherwise provided under the Plan, the Restriction Period applicable to a Restricted Stock Award or Restricted Stock Unit Award may not lapse in full until three years from the date such award was granted and no portion of the Restriction Period applicable to a Restricted Stock Award or Restricted Stock Unit Award may lapse until one year from the date such award was granted. The limitations of the preceding sentence shall not apply in the case of a Restricted Stock Award or Restricted Stock Unit Award that vests as a result of the attainment of a specified Performance Measure or in the case of a Restricted Stock Award or Restricted Stock Unit Award granted as a founder’s grant, an employee recognition award, a retention award, or to a newly hired employee; provided that except as provided for under the Plan the minimum Restriction Period applicable to such award shall be six months. The exceptions in the preceding sentence to the general minimum vesting provisions of this subsection, other than the exception applying to a Restricted Stock Award or Restricted Stock Unit Award that vests as a result of the attainment of a specified Performance Measure, are intended to be applied only in special circumstances as determined by the Committee (or its delegate).

3.3. Termination of Employment or Service.

(a) Disability and Death. Unless otherwise set forth in the Agreement relating to a Stock Award, if the employment with or service to the Company of the holder of such award terminates by reason of Disability or death, the Restriction Period shall terminate as of the effective date of such holder’s termination of employment or service and all Performance Measures applicable to such award shall be deemed to have been satisfied at the maximum level.

(b) Other Termination. Unless otherwise set forth in the Agreement relating to a Stock Award, and except as provided in Section 5.8, if the employment with or service to the Company of the holder of a Stock Award terminates for any reason other than Disability or death, the portion of such award which is subject to a Restriction Period on the effective date of such holder’s termination of employment or service shall be immediately forfeited by such holder and canceled by the Company.

IV. PERFORMANCE GRANTS

4.1. Performance Grants. The Committee may, in its discretion, make Performance Grants to such eligible persons as may be selected by the Committee.

4.2. Terms of Performance Grants. Performance Grants shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Amount of Performance Grant and Performance Measures. The Agreement shall set forth the amount of the Performance Grant and a description of the Performance Measures and the Performance Period applicable to such Performance Grant, as determined by the Committee in its discretion.

(b) Vesting and Forfeiture. The Agreement shall provide, in the manner determined by the Committee in its discretion, for the vesting of a Performance Grant, if specified Performance Measures are satisfied during the specified Performance Period, and for the forfeiture of all or a portion of such award, if specified Performance Measures are not satisfied during the specified Performance Period.

(c) Settlement of Vested Performance Grants. The Agreement (i) shall specify whether a Performance Grant may be settled in shares of Common Stock, Restricted Stock, Restricted Stock Units, cash or a combination thereof and (ii) may specify whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on or the deemed reinvestment of any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award, if any. If a Performance Grant is settled in shares of Restricted Stock, a certificate or certificates or other indicia of ownership representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the settlement of a Performance Grant in shares of Common Stock or Restricted Stock the holder of such award shall have no rights as a stockholder of the Company with respect to any shares of Common Stock subject to such award and shall have rights as a stockholder of the Company in accordance with Section 5.10.

(d) Minimum Performance Period. The minimum Performance Period for any Performance Grant is one year from the date such grant is made.

4.3. Termination of Employment or Service.

(a) Disability, Retirement and Death. Unless otherwise set forth in the Agreement, if the employment with or service to the Company of the holder of a Performance Grant terminates during the Performance Period by reason of Disability, Retirement or death, the Performance Period shall continue and the holder, or the holder’s executor, administrator, legal representative, beneficiary or similar person, as applicable, shall be entitled to a prorated award. Such prorated award shall be equal to the value of the award at the end of the Performance Period multiplied by a fraction, the numerator of which shall equal the number of months such holder was employed with or performing services for the Company during the Performance Period (fractional months shall be ignored) and the denominator of which shall equal the number of months in the Performance Period; provided, however, that such holder, or such holder’s executor, administrator, legal representative, beneficiary or similar person, as applicable, shall not be entitled to payment or distribution of such Performance Grant earlier than the date set forth in the Agreement.

(b) Other Termination. Unless otherwise set forth in the Agreement, if the employment with or service to the Company of the holder of a Performance Grant terminates during the Performance Period for any reason other than Disability, Retirement or death, each Performance Grant that is not vested shall be immediately forfeited.

V. GENERAL

5.1. Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval and, if approved, shall become effective as of September 28, 2006, the date on which the 2006 LTIP was approved by First Data in its capacity as sole stockholder of the Company. This Plan shall terminate on the tenth anniversary of the date of approval of the Plan by the Board or Committee, or if earlier when shares of Common Stock are no longer available for the grant, exercise or settlement of awards, unless terminated earlier by the Board or the Committee. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. If this Plan is not approved by the stockholders of the Company, this Plan shall be null and void and the 2006 LTIP shall remain in full force and effect.

5.2. Amendments. The Board or the Committee may amend or terminate this Plan, and except as provided in Sections 2.1(e) and 2.2(e), the Committee may amend outstanding awards under this Plan in any manner as it shall deem advisable in its sole discretion, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including Section 162(m) and Section 422 of the Code and the rules of the New York Stock Exchange; provided, however, that no amendment of the Plan shall be made without stockholder approval if such amendment would increase the maximum number of shares of Common Stock available under this Plan (subject to Section 5.7). No amendment of the Plan or an outstanding award may impair the rights of a holder (the determination of which shall be made by the Committee in its sole discretion) of an outstanding award without the consent of such holder.

5.3. Agreement. The Company may condition an award holder’s right (a) to exercise, vest or settle the award and (b) to receive delivery of shares, on the execution and delivery to the Company of the Agreement and the completion of other requirements, including, but not limited to, the execution of a nonsolicitation agreement by the recipient and delivery thereof to the Company. Notwithstanding anything contained herein to the contrary, the Committee may approve an Agreement that, upon the termination of an award holder’s employment or service, provides that, or may, in its sole discretion based on a review of all relevant facts and circumstances, otherwise take action regarding an Agreement such that (i) any or all outstanding Stock Options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding Stock Award shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding Performance Grant shall lapse and (iv) the Performance Measures applicable to any outstanding award (if any) shall be deemed to be satisfied at the maximum or any other level.

5.4. Transferability of Stock Options. Stock Options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of by the holder thereof, except by will or the laws of descent and distribution; provided, however, that unless otherwise specified in the Agreement, as long as the holder continues employment with or service to the Company, such holder may transfer Stock Options to a Family Member or Family Entity without consideration; provided, however, in the case of a transfer of Stock Options to a limited liability company or a partnership which is a Family Entity, such transfer may be for consideration consisting solely of an equity interest in the limited liability company or partnership to which the transfer is made. Any transfer of Stock Options shall be in a form acceptable to the Committee, shall be signed by the holder and shall be effective only upon written acknowledgement by the Committee of its receipt and acceptance of such notice. If a Stock Option is transferred to a Family Member or to a Family Entity, such Stock Option may not thereafter be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of by such Family Member or Family Entity except by will or the laws of descent and distribution.

5.5. Tax Withholding. The Company shall have the right to require, as of the grant, vesting, or exercise of an award, the sale of any shares of Common Stock, the receipt of any dividends or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other income, social insurance, payroll or other tax-related items which may be required to be withheld or paid in connection with such award. An Agreement may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the “Tax Date”) in the amount necessary to satisfy any such obligation, or withhold an amount of cash which would otherwise be payable to a holder, including withholding from wages or other cash compensation otherwise due to the holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company, (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation, (D) in the case of the exercise of a Stock Option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, in each case to the extent set forth in the Agreement relating to an award, or (E) any combination of (A) and (B). Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate. Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder

5.6. Restrictions on Shares. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the vesting, exercise or settlement of such award or the delivery of shares thereunder, such award shall not vest, be exercised or settled and such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. In addition, the Committee may condition the grant of an award on compliance with certain listing, registration or other qualifications applicable to the award under any law or any obligation to obtain the consent or approval of a governmental body. The Company may require that certificates or other indicia of ownership evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.7. Adjustment. In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a regular cash dividend, the number, class and kind of securities (including, for this purpose, securities of any other entity that is a party to any such transaction) available under this Plan, the maximum number of securities available for Stock Awards and Performance Grants, the number, class and kind of securities (including, for this purpose, securities of any other entity that is a party to any such transaction) subject to each outstanding Stock Option and the purchase price per security, the terms of each outstanding Stock Option, the maximum number of securities with respect to which Stock Options or SARs (or a combination thereof), or Stock Awards or Performance Grants may be made or granted during any calendar year to any person, the number, class and kind of securities (including, for this purpose, securities of any other entity that is a party to any such transaction) subject to each outstanding SAR and the base price per SAR, the terms of each outstanding SAR, the number, class and kind of securities (including, for this purpose, securities of any other entity that is a party to any such transaction) subject to each outstanding Stock Award or Performance Grant, and the terms of each outstanding Stock Award or Performance Grant shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Stock Options and SARs without an increase in the aggregate purchase price or base price. The decision of the Committee regarding any such adjustment shall be final, binding and conclusive. If any such adjustment would result in a fractional security being (a) available under this Plan, such fractional security shall be disregarded, or (b) subject to an award under this Plan, the Company shall pay the holder of such award, in connection with the adjustment or first vesting, exercise or settlement of such award in whole or in part occurring after such adjustment, as the Committee may determine , an amount in cash determined by multiplying (i) the fraction of such security (rounded to the nearest hundredth) by (ii) the excess, if any, of (A) the Fair Market Value on the vesting, exercise or settlement date over (B) the exercise or base price, if any, of such award.

5.8. Change in Control. As of the effective date of a Change in Control (a) each outstanding Stock Option and SAR granted under the Plan shall become fully vested and exercisable, (b) the Restriction Period applicable to each outstanding Stock Award granted under the Plan shall lapse, (c) the Performance Period applicable to any outstanding Performance Grant issued under the Plan shall lapse, and (d) the Performance Measures applicable to any outstanding award under the Plan shall be deemed to be satisfied at the target level (or if greater, at the performance level actually attained). Notwithstanding any provision of this Plan to the contrary, each Stock Option or SAR granted to a holder whose employment is terminated for an eligible reason according to the terms of the Company severance policy applicable to the holder as of the effective date of a Change in Control during the period commencing on and ending twenty-four months after the effective date of the Change in Control shall remain exercisable by such holder (or his or her legal representative or similar person) until the earlier of (y) the end of the severance period applicable to the holder under such severance policy or, if later, the end of the otherwise applicable Post-Termination Exercise Period, or (z) the expiration date of the term of the Stock Option or SAR.

5.9. No Right of Participation or Employment. No person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by the Company, any Subsidiary or any Affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any Affiliate of the Company to terminate the employment of any person at any time without liability hereunder.

5.10. Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

5.11. Designation of Beneficiary. If permitted by the Committee, the holder of an award may file with the Committee a written designation of one or more persons as such holder’s beneficiary or beneficiaries (both primary and contingent) in the event of the holder’s death. To the extent an outstanding Stock Option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such Stock Option or SAR to the extent permitted under local law.

Each beneficiary designation shall become effective only when filed in writing with the Committee during the holder’s lifetime on a form prescribed by the Committee. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Committee of a new beneficiary designation shall cancel all previously filed beneficiary designations.

If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding Stock Option and SAR hereunder held by such holder, to the extent exercisable, may be exercised by such holder’s executor, administrator, legal representative or similar person.

5.12. Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

5.13. Replacement and Substitute Awards. Notwithstanding anything in this Plan to the contrary, any Stock Option or Stock Award that is intended to be a Replacement or Substitute Award granted in connection with the spin-off of the Company shall be subject to the same terms and conditions as the original First Data award to which it relates; provided, however that such awards shall be administered by the Committee.

5.14. Foreign Employees. The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures and to foster and promote achievement of the purposes of this Plan. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, Disability or Retirement or on termination of employment; available methods of exercise or settlement of an award; payment of income, social insurance contributions and payroll taxes; the withholding procedures and handling of any stock certificates or other indicia of ownership which vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Subsidiaries, Affiliates or locations. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Sections 1.5 and 5.2, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

5.15. Termination of Employment or Service. Unless otherwise determined by the Committee, an award holder employed by or providing service to an entity that is a Subsidiary or an Affiliate under this Plan shall be deemed to have terminated employment with or service to the Company for purposes of this Plan on the date that such entity ceases to be a Subsidiary or an Affiliate hereunder.

Exhibit 10.2

THE WESTERN UNION COMPANY

SENIOR EXECUTIVE ANNUAL INCENTIVE PLAN

(Effective January 1, 2007)

1. PURPOSE OF THE PLAN. The Western Union Company Senior Executive Annual Incentive Plan (the “Plan”) is hereby established effective January 1, 2007 by the Compensation and Benefits Committee of the Board of Directors of The Western Union Company (the “Company”). The Plan is designed to encourage teamwork and individual performance by providing annual incentive compensation based on the Company’s Operating Income, to advance the interests of the Company by attracting and retaining key executives, and to reward contributions made by the Company’s Chief Executive Officer and other senior executive officers in optimizing long-term value to the Company’s shareholders by connecting a portion of each such executive’s total potential cash compensation to the attainment of objective Company financial goals. The Incentive Awards payable under the Plan are intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and shall be interpreted in a manner consistent with such intent.

2. DEFINITIONS. For purposes of this Plan, the following terms shall have the meanings set forth below:

2.1 “Committee” means the Compensation and Benefits Committee of the Company’s Board of Directors, or any successor thereto or delegate thereof with the authority to act on behalf of the Committee with respect to this Plan.

2.2 “Corporate Performance Measures” means specified levels of earnings per share, the attainment of a specified price of the Company’s common stock, specified levels of earnings before interest expense and taxes, operating income, return to stockholders (including dividends), return on equity, earnings, revenues, pretax return on total capital, cash flow, cost reduction goals, economic value added, or any combination of the foregoing, or any other financial measure of company performance as selected by the Committee for a specified performance or measurement period for purposes of this Plan, and as such measures may be adjusted for major nonrecurring and non-operating expense and income items, as determined by the Company and as acceptable to the Committee in its sole discretion, based on the facts and circumstances involved, as determined pursuant to generally accepted accounting principles, and as consistently applied by the Committee.

2.3 “Division or Business Unit Performance Measures” mean specified levels of revenue, operating income, pretax return on total capital, cost reduction goals, economic value added, or any combination of the foregoing, or any other financial measure of business unit and/or division performance as selected by the Committee for a specified performance or measurement period for purposes of this Plan, and as such measures may be adjusted for major nonrecurring and non-operating expense and income items, as determined by the Company and as acceptable to the Committee in its sole discretion, based on the facts and circumstances involved, as determined pursuant to generally accepted accounting principles, and as consistently applied by the Committee.

2.4 “Incentive Award” means an incentive compensation award paid to a Participant pursuant to the Plan.

2.5 “Incentive Pool” means the aggregate dollar value of the maximum Incentive Awards payable under the Plan in any Plan Year, as specified in Section 3.1.

2.6 “Operating Income” for purposes of Section 3.1 means the Company’s consolidated operating income as determined by the Committee from the Company’s annual audited financial statements.

2.7 “Participant” means the Company’s Chief Executive Officer and any executive officer of the Company who is identified as eligible to participate in this Plan for a given Plan Year by the Committee.

2.8 “Plan Year” means a period of one year, commencing each January 1 and ending on the following December 31, or such other twelve consecutive month period as may be established from time to time by the Company. Subject to shareholder approval of the Plan, the first Plan Year of the Plan shall be the one year period commencing on January 1, 2007 and ending December 31, 2007.

3. ESTABLISHMENT OF INCENTIVE POOL, PERFORMANCE MEASURES AND DETERMINATION OF INCENTIVE AWARDS.

3.1 The Incentive Pool for each Plan Year shall equal 3% of Operating Income for such year.

3.2 No later than 90 days after the beginning of each Plan Year, the Committee shall establish for each Participant the maximum Incentive Award that may be payable to such Participant for such Plan Year, expressed as a percentage of the Incentive Pool for the Plan Year (a “Maximum Percentage”), provided that the Maximum Percentage for any Participant under this Plan for any Plan Year shall not be greater than 33 1/3% of such Incentive Pool.

3.3 As soon as practicable following the end of each Plan Year, the Committee shall determine the amount of the Incentive Pool for such Plan Year and shall certify such amount in a written statement and shall authorize the payment of Incentive Awards in accordance with the terms of the Plan.

3.4 The Committee shall have the sole and absolute discretion to reduce (but not increase) the amount of any Incentive Award otherwise payable under the Plan for each Plan Year or to determine that no Incentive Award shall be payable to a Participant under the Plan (so long as the exercise of such negative discretion does not result in an increase in the Incentive Award payable to any other Participant). The exercise of such discretion may be determined by (i) the extent to which selected Corporate Performance Measures and, if appropriate in the Committee’s

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discretion, selected Division or Business Unit Performance Measures established for each Participant for each Plan Year have been attained, and (ii) the Committee’s evaluation of a Participant’s individual performance. Under no circumstances shall any Incentive Award be deemed earned by or payable to a Participant under this Plan with respect to any Plan Year unless and until the Committee both certifies the amount of the Incentive Pool for such Plan Year and exercises its discretion to determine whether an Incentive Award shall be paid to each such individual Participant with respect to such Plan Year.

4. PAYMENT OF INCENTIVE AWARDS. Payment of Incentive Awards, less withholding taxes and other applicable withholdings, shall be made to Participants not later than March 15 (March 31, in the case of a Participant who is not a United States taxpayer) following the applicable Plan Year, provided the Committee has certified that the applicable Performance Measures have been satisfied and has determined the amount and approved the payment of the Incentive Award to the Participants. Funding of Incentive Awards under this Plan shall be out of the general assets of the Company or of its wholly-owned subsidiaries. Unless otherwise determined by the Committee in its discretion, Incentive Awards shall be paid in cash.

5. ADMINISTRATION. The Plan shall be administered by the Committee, which shall have full power and authority to interpret, construe and administer the Plan in accordance with the provisions set forth herein. The Committee’s interpretation and construction of the Plan, and actions hereunder, or the amount or recipient of the payments to be made from the Plan, shall be binding and conclusive on all persons for all purposes. In this connection, the Committee may delegate to any corporation, committee or individual, regardless of whether the individual is an employee of the Company, the duty to act for the Committee hereunder. No officer or employee of the Company shall be liable to any person for any action taken or omitted in connection with the interpretation and administration of the Plan unless attributable to his or her own willful misconduct or lack of good faith. The expenses of administering the Plan shall be paid by the Company or by a wholly-owned subsidiary of the Company and shall not be charged against the Plan.

6. PARTICIPATION IN THE PLAN. Eligible executive officers of the Company may become Participants in accordance with the terms of the Plan at any time during the Plan Year. If an executive officer becomes a Participant at any time other than as of the commencement of a Plan Year, the Corporate Performance Measures, the Division or Business Unit Performance Measures (if established by the Committee), and the Maximum Percentage for the Participant shall be established by the Committee no later than the time prescribed by the Treasury Regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended.

7. TERMINATION OF EMPLOYMENT. Unless otherwise determined by the Committee, a Participant whose employment in his current position with the Company terminates for any reason prior to the end of a Plan Year shall not be entitled to receive an Incentive Award for such Plan Year.

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8. DEFERRAL OF INCENTIVE AWARDS. A Participant may elect to defer receipt of all or any portion of any Incentive Award made under this Plan to a future date as provided in and subject to the terms and conditions of any deferred compensation plan of the Company.

9. MISCELLANEOUS.

9.1 NONTRANSFERABILITY. No Incentive Award payable hereunder, nor any right to receive any future Incentive Award hereunder, may be assigned, alienated, sold, transferred, anticipated, pledged, encumbered, or subjected to any charge or legal process, and if any such attempt is made, or a person eligible for any Incentive Award hereunder becomes bankrupt, the Incentive Award under the Plan which would otherwise be payable with respect to such person may be terminated by the Committee which, in its sole discretion, may cause the same to be held or applied for the benefit of one or more of the dependents of such person or make any other disposition of such award that it deems appropriate.

9.2 CLAIM TO INCENTIVE AWARDS AND EMPLOYMENT RIGHTS. Nothing in this Plan shall require the Company to segregate or set aside any funds or other property for purposes of paying all or any portion of an Incentive Award hereunder. No Participant shall have any right, title or interest in or to any Incentive Award hereunder prior to the actual payment thereof, nor to any property of the Company. Neither the adoption of the Plan nor the continued operation thereof shall confer upon any employee any right to continue in the employ of the Company or shall in any way affect the right and power of the Company to dismiss or otherwise terminate the employment of either Participant at any time for any reason, with or without cause.

9.3 INCOME TAX WITHHOLDING/RIGHTS OF OFFSET. The Company shall have the right to deduct and withhold from all Incentive Awards all federal, state and local taxes as may be required by law. In addition to the foregoing, the Company shall have the right to set off against the amount of any Incentive Award which would otherwise be payable hereunder, the amount of any debt, judgment, claim, expense or other obligation owed at such time by the Participant to the Company or any subsidiary.

9.4 GOVERNING LAW. All questions pertaining to the construction, validity and effect of the Plan shall be determined in accordance with the laws of the State of Delaware.

10. AMENDMENT AND TERMINATION. The Plan may be amended or terminated at any time and for any reason by the Committee. The Committee may, in its sole discretion, reduce or eliminate an Incentive Award to any Participant at any time and for any reason. The Plan is specifically designed to guide the Company in granting Incentive Awards and shall not create any contractual right of any employee to any Incentive Award prior to the payment of such award.

11. EFFECTIVE DATE. The Plan shall be effective for the Plan Year beginning January 1, 2007 and each subsequent Plan Year.

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Exhibit 12

THE WESTERN UNION COMPANY

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Earnings:
Income before income taxes	$298.2	$323.8	$580.3	$648.7
Fixed charges	49.9	3.0	100.7	5.7
Other adjustments	0.7	(1.8)	(3.3)	(3.9)

Total earnings (a)	$348.8	$325.0	$677.7	$650.5

Fixed charges:
Interest expense	46.8	1.1	94.8	1.8
Other adjustments	3.1	1.9	5.9	3.9

Total fixed charges (b)	49.9	3.0	100.7	5.7

Ratio of earnings to fixed charges (a/b)	7.0	108.3	6.7	114.1

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges, and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense and an estimated interest portion of rental expenses and income tax contingencies. Substantially all of our debt was incurred in connection with our spin-off from First Data on September 29, 2006, resulting in earnings to fixed charges being lower in 2007 compared to the same period in 2006.

Exhibit 15

Letter from Ernst & Young LLP Regarding Unaudited Interim Financial Information

The Board of Directors and Stockholders of The Western Union Company

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-137665) pertaining to The Western Union Company 2006 Long-Term Incentive Plan, The Western Union Company 2006 Non-Employee Director Equity Compensation Plan and The Western Union Company Supplemental Incentive Savings Plan of our reports dated May 7, 2007 and August 6, 2007 relating to the unaudited condensed consolidated interim financial statements of The Western Union Company that are included in its Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007.

/s/ Ernst & Young LLP

Denver, Colorado

August 6, 2007

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Christina A. Gold, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of The Western Union Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 7, 2007	/s/ Christina A. Gold
Christina A. Gold
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Scott T. Scheirman, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of The Western Union Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 7, 2007	/s/ Scott T. Scheirman
Scott T. Scheirman
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

The certification set forth below is being submitted in connection with the Quarterly Report of The Western Union Company on Form 10-Q for the period ended June 30, 2007 (the “Report”) for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Christina A. Gold and Scott T. Scheirman certify that, to the best of her or his knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of The Western Union Company.

Date: August 7, 2007	/s/ Christina A. Gold
Christina A. Gold
Chief Executive Officer

Date: August 7, 2007	/s/ Scott T. Scheirman
Scott T. Scheirman
Executive Vice President and Chief Financial Officer